INVESTOR DISCLOSURE PACKET

TREND Walbrook Junction Investors LLC

(a Delaware limited liability company)

$335,000

Limited Liability Company Interests

TREND Walbrook Junction Investors LLC

c/o The Chicago TREND Corporation

30 W. Monroe Street, Suite 510,

Chicago, IL 60603

January 11, 2021

TABLE OF CONTENTS

FORM C

Required Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding or Regulation D (506(c)) must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide for Regulation Crowdfunding. This form – Form C – is the form used to provide the information for both Offerings listed.

Each heading below corresponds to a section of the SEC's regulations for Reg CF. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	TREND Walbrook Junction Investors, LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	December 21, 2020
Kind of Entity (Check One)	_____ Corporation __X___ Limited liability company _____ Limited Partnership
Street Address	c/o The Chicago TREND Corporation 30 W. Monroe St., Suite 510 Chicago, IL 60603
Website Address	http://www.chicagotrend.com/

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all members.
- If your Company is a general partnership, include any individual who is a general partner or an officer.
- Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name	Lyneir Richardson	
All positions with the Company and How Long for Each Position	**Position:** CEO of the Chicago TREND Corporation, the manager	**How Long:** 2016
Business Experience During Last Three Years (Brief Description)	Catalyze and accelerate strategic commercial real estate development to strengthen urban neighborhoods and support entrepreneurs of color.	
Principal Occupation During Last Three Years	CEO, The Chicago TREND Corporation	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Rutgers University Business School (Professor of Practice); Rutgers University Center for Urban Entrepreneurship and Economic Development (Executive Director)	**Business:** Higher education; technical and financial assistance for entrepreneurs

Person #2

Name	Robert Weissbourd	
All positions with the Company and How Long for Each Position	**Position:** Co-owner & director, Chicago TREND Corporation	**How Long:** 2016
Business Experience During Last Three Years (Brief Description)	Economic development specialist	
Principal Occupation During Last Three Years	President, RW Ventures, LLC	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:**	**Business:**

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company.

This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.

- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Lyneir Richardson
Name	Robert Weissbourd
Name	

§227.201(d) – The Company's Business and Business Plan

About the Project.

The Chicago TREND Corporation ("TREND", the"Manager" or the"Sponsor") has negotiated a contract to acquire the Walbrook Junction Shopping Center in Baltimore, MD.[1] TREND is launching a crowdfunding campaign to allow Black entrepreneurs and community residents with as little as $1,000 to co-own the asset. TREND will seek to engage Black professional service providers, lease to Black-owned businesses and create opportunities for local community employment. TREND is purchasing Walbrook Junction at a favorable price and will endeavor to own and operate the property with pride and integrity, becoming a "trusted neighbor" in the community.

Walbrook Junction Shopping Center is a 47,070-square-foot neighborhood shopping center, dual-anchored by Rite Aid and Save-a-Lot, and located at 3421 Clifton Ave in Baltimore, Maryland (the "Property").[2] Additional tenants include Rent-A-Center, Papa John's, Metro PCS, Boost Mobile, and a mix of local retailers. Located in an Opportunity Zone at a highly trafficked, lighted intersection with excellent visibility and ample parking for tenants and customers, the center was fully redeveloped in 1991 and features a long-term, stable tenant base with strong commitment to the site and area. The essential, service-oriented tenants cater to the local community. Many of the tenants at the center have been deemed essential business and are resistant to the rise of e-commerce, providing further long-term stability.

Convenient to Downtown Baltimore, the Property offers easy access to public transportation, city thoroughfares (North Avenue, Route 40, MLK Jr. Blvd), and major highways (70, I-95, I-83, 695 and 295). The densely populated area has over 23,000 residents within a 1-mile radius and nearly 225,000 within a 3-mile radius. Nearby Hilton Parkway has traffic counts of over 36,000 vehicles per day. See Exhibit J: Demographic Report, attached for further detail.

The shopping center is 97.5% leased and the retail mix and tenancy provides cash flow with limited immediate maintenance. Based on TREND's projections, Debt Service Coverage will average 1.33x over

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[1] http://www.chicagotrend.com/
[2] https://www.google.com/maps/place/3421+Clifton+Ave,+Baltimore,+MD+21216/@39.3104084,-76.6751292,3a,75y,189.03h,90t/data=!3m6!1e1!3m4!1sGfDAAuhQm-jC8NBhImTlLg!2e0!7i16384!8i8192!4m5!3m4!1s0x89c81b6e080cab2b:0x3ae8460d631397f0!8m2!3d39.3102028!4d-76.6751769

the first five years of ownership. Rents have been underwritten with limited rent growth over a projected hold period of 10 years. Current rents at the Property are in line with the market and bordering submarket. The peer set of comparable properties has asking rental rates between $19 and $22 per square foot, whereas the tenants at the Property currently pay rents between $17 to $21 per square foot.

Due to the term remaining on the tenant leases, TREND projects limited Leasing and Capital Costs over the first five years of ownership. Additionally, many of the tenants have opted to renew multiple times at Walbrook Junction. Therefore, TREND expects limited turnover. If turnover does occur, TREND plans to capitalize on the opportunity to strengthen the rent roll with additional credit tenants, and perhaps offer a drive-through quick-service restaurant.

While the COVID pandemic has grabbed headlines as bringing about the "death of retail," the impact on retail centers tenanted with essential businesses has been quite the opposite. Tenants such as pharmacies and grocery stores have all performed well during the pandemic. As outlined by GlobeSt.com in an August 2020 article, "pricing has actually gotten more competitive for essential use retail properties."[3]

About Chicago TREND

TREND was established as a centralized resource for diverse real estate developers, retailers and community development organizations seeking to understand the trajectories of urban neighborhoods and invest in profitable retail and other commercial development that strengthens them. TREND catalyzes, accelerates and finances strategic commercial development led by people of color, identifying and facilitating development that moves overlooked and undervalued neighborhoods forward and drives inclusive growth.

Since its launch, TREND has used sophisticated predictive market analytics, development facilitation services and financing tools to:

- Identify untapped opportunities to strengthen urban neighborhoods through strategic commercial investments – the right business in the right location at the right time
- Shorten the timeframe for commercial development
- Share risk with business owners and developers, while also capturing up-side value
- Provide flexible, patient capital to entrepreneurs of color

These tools create a mutually reinforcing cycle of improved retail and service amenities, enhanced community vitality and wealth creation for entrepreneurs of color. After successfully completing its two-year pilot phase, TREND embarked on a growth phase. This included scaling up activities in the Chicago market, refining its financial products, testing new financial structures, enhancing the accuracy, flexibility and predictive capacity of its analytic models, adding a full-time staff member and expanding operations to Rochester, New York.

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[3] https://www.globest.com/2020/08/14/cap-rates-come-down-for-essential-use-properties/

Shopping Center Strategy

In early 2020, TREND – like countless other organizations – was compelled to reexamine and pivot its business plan to address unprecedented market conditions. The COVID-19 health crisis, recession and civil unrest (following the murder of George Floyd) combined to amplify the need for targeted economic empowerment initiatives in Black communities. As a result, TREND established three new lines of business, aligned with its mission to strengthen disinvested communities and support entrepreneurs of color:

> **Small business advisory services**. Coaching Black-owned businesses to ensure their survival and build their capacity to thrive in the "new normal," and advocating for impact capital to support their strategic business initiatives.

> **Development advisory services.** Coaching, technical advice, expert referrals/networking and related services to advance high-impact real estate development projects in targeted minority neighborhoods.

> **Shopping center acquisition** in partnership with Black entrepreneurs and community members. This is described in more detail below.

The property damage and looting of stores made it palpable to TREND that Black residents do not own commercial property in their neighborhoods. Consequently, Black communities receive no financial benefit from the profitability and appreciation of shopping centers that they frequent as customers. Moreover, Black residents have few connections to visible and accessible Black shopping center owners and commercial real estate professionals.

TREND therefore seeks to intentionally empower Black entrepreneurs and community residents to have a meaningful ownership stake in the revitalization and continued vibrancy of commercial corridors and Black shopping districts. TREND has developed and begun executing a strategy to buy profitable urban community shopping centers in partnership with Black entrepreneurs and community investors. TREND's market intelligence, capital, expertise and industry relationships allow it to identify, acquire and improve under-valued small shopping plazas in Black neighborhoods.

Through this shopping center acquisition strategy, TREND will be purposeful about driving inclusive economic impact:

> **Black generational wealth** will be created through ownership of real estate assets with appreciation potential

> **Black entrepreneurs and investors** will receive the benefits of positive cash flow projected to be generated by the real estate asset

> **Black entrepreneurs** will have more opportunity to operate businesses as tenants in shopping centers

TREND's mission to strengthen communities through strategic commercial real estate development and support entrepreneurs of color is now more important and urgent than ever. To achieve goals related to inclusive economic development and growth and address the racial wealth gap in a meaningful way, it is essential that more commercial real estate and business assets located in Black communities be owned by (and build wealth for) Black entrepreneurs and community residents.

TREND aims to assemble a team of Black experts (leasing, management, architecture, insurance – even the landscaping company) to provide hands-on property management, stay on top of issues, retain existing tenants and attract new ones to improve financial performance and community impact. TREND's culturally informed and industry-experienced ownership perspective will be able to work with economic development officials and community stakeholders to retain and attract tenants to the shopping centers it acquires. A strong property management and leasing strategy, including marketing, attractive co-tenancies, etc. will allow TREND to have positive impacts in communities, including employment of Black people and cultivation and incubation of Black-owned businesses in its shopping centers.

Executing the Strategy

In January of 2020, TREND acquired Butterfield Plaza, a 19,468 square foot shopping center located at 3212-3252 Vollmer Road, Olympia Fields, IL.[4] The Village of Olympia Fields is a suburb of Chicago where 74% of the residents are Black and the median household income is just over $97,000.[5] Even during the global pandemic, the pilot center is performing well. At the time of purchase, the Plaza was bank-owned and only 60% occupied. As of December 2020, Butterfield Plaza was 93% leased.

TREND then analyzed 10 shopping centers on the south side of Chicago and began to carefully select centers to acquire based on the following criteria:

Strong Community
- More than 100,000 residents within a three-mile radius
- Black population exceeds 50%
- At risk of decline or poised for positive change
- "Cusp" location with access to both low- and high-income populations a plus

Strong Location
- Visibility through signage, adequate street frontage and property configuration
- Access via auto, transit and walking
- Parking adequate for mix of uses
- Adjacent retail

Strong Tenant Mix
- Service- and convenience-oriented ("non Aamazonable")
- Diverse mix

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[4] https://goo.gl/maps/PwzczeNXzoDapBbC7
[5] https://en.wikipedia.org/wiki/Olympia_Fields,_Illinois

- Average remaining lease term of three years or more

Strong Financial Deal
- Purchase at a cap rate of 9+% on in place Net Operating Income
- Cash flow (after debt service) is available
- Below-market rents
- Potential for value appreciation as part of the TREND portfolio

In October, TREND bought its second shopping center, 8301 S. Holland Road in Chicago's Chatham Community ("8301").[6] 8301 is a 9,755 square foot shopping center with four storefronts and 36 parking spaces.

Tenants include Athletico, Boost Mobile and a local dentist. Chatham has a strong history of local minority business ownership and is the birthplace of notable African American-owned firms in various sectors.[7] Over 280,000 people live within a three-mile radius. TREND intentionally structured the transaction so that Black entrepreneurs and community residents own 49% of 8301.

About the Team

Lyneir Richardson is co-founder and CEO of The Chicago TREND Corporation.[8] He is an experienced commercial and residential real estate developer with over 17 years of experience in urban retail development.

Lyneir is also a Professional Practice Instructor in the Department of Management and Global Business at Rutgers Business School in Newark, New Jersey, and the Executive Director of the Rutgers Center for Urban Entrepreneurship and Economic Development (CUEED), where he leads capacity-building programs that have assisted over 400 entrepreneurs.[9] [10]

Lyneir has served as Chief Executive Officer of the primary economic development corporation in Newark, for two different mayoral administrations. He was Vice President of Urban Development at General Growth Properties, Inc., where he led the national initiative to bring quality shopping centers to ethnic neighborhoods in large U.S. cities. Early in his career, Lyneir founded Lakeshore Development Construction Company and was recognized by the U.S. Small Business Administration as Illinois Young Entrepreneur of the Year. He started his career as a corporate attorney at the First National Bank of Chicago.

Lyneir is a graduate of Bradley University and the University of Chicago Law School. He is a member of the Urban Land Institute, the International Council of Shopping Centers, and the International Economic

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[6] https://goo.gl/maps/67sfMsKXuVHagPpbA

[7] http://www.encyclopedia.chicagohistory.org/pages/232.html

[8] https://www.linkedin.com/in/lyneir/

[9] https://www.business.rutgers.edu/faculty-research/management-global-business

[10] https://www.business.rutgers.edu/cueed

Development Council. He serves on the Board of Directors of the International Economic Development Council, New Growth Innovation Network, Newark Arts Council and the Cook County Land Bank, and has served as Vice Chairman of the Illinois Housing Development Authority Trust Fund Board and as a Commissioner on the Chicago Plan Commission.

The Executive Team

In addition to Lyneir Richardson, Chicago TREND's executive team includes Gretchen Kleinert COO, David Shryock, Benefit Director and Robert Weissbourd Co-founder and secretary of the board.[11]

Gretchen joined Chicago TREND in January 2019, bringing experience in community and economic development, real estate economics, project management and program design.[12] Gretchen holds a BA in Statistics and Economics and a master's degree in Regional Planning.

Dave has three decades of experience in financing small and minority-owned businesses.[13] Following business school, he spent eleven years at South Shore Bank in Chicago, initially as a commercial lender and eventually as President and CEO of the Bank. Dave is a graduate of Harvard College and Yale School of Management.

Robert manages RW Ventures, LLC, an economic development firm specializing in technical analysis of urban assets and markets, and in creating the products and enterprises necessary to successfully grow urban and regional economies.[14] He was a lead developer of the New Growth Innovation Network (NGIN), the Greater Chatham Initiative, TREND, Chicagoland Food and Beverage Network, the Center for Financial Services Innovation, MetroEdge and the Metropolitan Business Planning Initiative, which he co-managed with the Brookings Institution.[15] [16] [17] [18] He brings over thirty years of experience leading economic development work in dozens of cities and scores of neighborhoods, including serving on the Obama Transition HUD Agency Review Team, as a nonresident Senior Fellow at the Brookings Institution Metropolitan Policy Center and as adjunct professor at the University of Chicago Harris School of Public Policy.

The Property Team

TREND aims to assemble a team of Black experts (leasing, management, insurance – even the landscaping company) to provide hands-on property management, stay on top of issues, retain existing tenants and

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[11] http://www.chicagotrend.com/#team

[12] https://www.linkedin.com/in/gretchen-kleinert-768b19/

[13] https://www.linkedin.com/in/dave-shryock-447454a/

[14] https://www.linkedin.com/in/bob-weissbourd-ba9620/

[15] https://newgrowth.org/

[16] https://www.greaterchathaminitiative.org/

[17] https://chicagolandfood.org/

[18] http://rw-ventures.com/metropolitan-business-planning/

attract new ones to improve financial performance and community impact. As an example, he team in Chicago includes:

- Emerald Partners Property Management
- FP Commercial Advisors (leasing)[19]
- Property Care Management (landscaping/snow removal)
- P2 Capital Insurance Brokers, Inc.
- 5T Construction
- Beehive Architects

TREND will identify a similar team in other cities in which it acquires shopping centers.

Assembling a culturally informed and industry-experienced ownership team is expected to help with tenant retention and attraction to the 8301 shopping center. A strong property management and leasing strategy, including marketing and attractive co-tenancies, will allow TREND to create added value for the community, such as employing Black people and creating opportunities for Black-owned businesses in the shopping center and trade area.

About the Change

SMALL CHANGE INDEX™



MOBILITY



COMMUNITY



ECONOMIC VITALITY

Mobility		Community		Economic Vitality	
Urban location	✓	Street life	✓	Underserved community	✓
Walkable	✓	Third Place	✓	Jobs Created	✓
Bike friendly	✓	Park or Plaza	✓	Incubator	
Business Corridor	✓	Building reuse or infill	✓	Diverse workforce	✓
Public or other transit	✓	Affordable housing		Green features	✓
Fix your own transport		Fresh food access	✓	Even more green	
Transit oriented development		Minimized site disturbance	✓	Reduced parking	

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[19] https://www.laurenlowery.com/commercial-advisory

About the Offering

The Company is engaged in two simultaneous offerings of its securities:

- An offering under Regulation CF (where anyone can invest), which we refer to as the "Reg CF Offering"; and
- An offering under SEC Rule 506(c) (where only "accredited Investors" can invest), which we refer to as the "Reg D Offering."

We plan to use the proceeds of this offering, together with a loan from a bank, to purchase and operate the Walbrook Junction Shopping Center at 3411-3425 Clifton Avenue, Baltimore, MD.

It doesn't matter how much is raised in the Reg CF Offering and how much is raised in the Reg D Offering. Thus, if we raise $1,000 in the Reg CF Offering and at least $34,000 in the Reg D Offering we will proceed, and vice versa.

In an offering under Regulation CF the issuer is required to state a "Target Amount," meaning the minimum amount the issuer will raise in the Regulation CF offering to complete the offering. For the reason just described, our Target Amount for the Reg CF Offering is $1,000.

However, we will not complete the Reg CF Offering OR the Reg D offering unless we have raised a total of at least $35,000 (minimum goal) by April 30, 2021. If we haven't, both offerings and all investment commitments will be cancelled, and all committed funds will be returned.

In both offerings, the minimum investment amount is $1,000 and investments above $1,000 may be made in $500 increments (e.g., $1,500 or $2,000, but not $1,536). Investors can cancel their commitment up until 11:59 pm on April 28, 2021 (2 days before the target date). After that any funds raised will be released to the Company and Investors will become members of the Company. The Company may decide to change the offering deadline but will provide at least five days' notice of such a change to all Investors. And Investors will also be notified and asked to reconfirm their commitment if any other material changes are made to this offering.

The SEC is considering other changes to Reg CF, in addition to raising the maximum offering amount. Where applicable, we will reference possible changes in the applicable sections of this Form C.

Investments under Reg CF are offered by NSSC Funding Portal, LLC, a licensed funding portal, while investments under Reg D are offered by NSSC Crowd, LLC.

Key Deal Points

- **Strategic.** Purchase profitable urban community shopping centers in partnership with Black entrepreneurs and community investors.
- **Building Black wealth.** Providing a path for increased ownership opportunities of real estate assets.
- **Supporting Black talent.** Providing opportunities to Black-owned businesses and opportunities for local community employment.
- **Scalable.** Planning to provide investment opportunities in 10-100 service oriented community shopping centers.

About the Finances

TREND is structuring the transaction to intentionally give small investors and Baltimore residents an opportunity to co-own Walbrook Junction with TREND. The requested debt is 90% Loan-to-Cost at a 6.0% rate with a year of interest-only payments. The purchase price of $6.2 million results in a cap rate of 10.1% on projected year one Net Operating Income (NOI).

Total acquisition costs of approximately $6,696,000 will be financed with a bank loan of approximately $6,026,000 million, Sponsor equity of $335,000 and the Investor equity of $335,000. The financing assumptions to purchase and develop the project are as follows:

Sources		
Equity - Small Change investors	5%	$335,000
Equity - TREND	5%	$335,000
Debt	90%	$6,026,000
Total sources	**100%**	**$6,696,000**
Uses		
Purchase price		$6,200,000
Capital reserve		$310,000
Closing costs		$186,000
Total uses		**$6,696,000**

TREND believes that the creditworthiness of the anchor tenants, and many of the in-line tenants, elevate the value of the Property. As a reference point, Rite Aid pharmacies frequently trade at cap rates in the 7.5% to 8.0% range, while this purchase has been negotiated at a 10.1% cap rate. The table below shows median asking cap rates for drug store properties.[20]

Tenant	Q3 2019	Q3 2020	Basis point change
Walgreens	6.06%	6.25%	+19
CVS	5.60%	5.50%	-10
Rite Aid	7.65%	7.80%	+15

Note: The above numbers include properties with a variety of lease lengths.

Assuming that the Rite Aid store was a standalone store, and traded at the Q3 2020 average cap rate of 7.80%, it would yield $1.86M, or $186 per square foot across Rite Aid's 10,000 square feet in the shopping center. By that measure, TREND is acquiring the "remainder" of the center at an 11.0% cap rate equating to $117 per square foot. See chart below:

Metric	Rite Aid	All other	Total
Projected revenue	$155,412	$513,262	$668,674
% of revenue	23.2%	76.8%	100.0%
Allocated NOI	$144,960	$478,744	$623,705
Cap rate	7.8%	11.03%	10.06%
Allocated purchase price	$1,858,466	$4,341,534	$6,200,000
Allocated price per s.f.	$186	$117	$132

Also, recent local sales comparables have traded between a range of $125 to $220 per square foot, placing this purchase at the lower end of that range.

TREND is expecting to refinance the Property in the fifth year of operations and sell it in year 10. Total free cash available for distribution over the 10-year holding period is expected to be over $3.5 million. See further details in Exhibit A: Operating Pro-forma.

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[20] https://www.bouldergroup.com/media/pdf/Net-Lease-Drug-Store-Report.pdf

Investor Return

Within thirty (30) days after the end of each calendar year, the Company shall distribute its Available Cash, as follows:

1. 49% to the Investor Members, in proportion to each Investor Member's ownership of Investor Shares; and
2. 51% to the Sponsor.

The table below illustrates our estimate of the return an Investor may expect to receive if the property is sold in Year 10.

Total investment of $335,000	Total	49% return to Investors
Year 1 - 10 operating cash flow	$1,676,976	$821,718
Year 5 refinance proceeds	$176,200	$86,338
Year 10 - sale proceeds	$3,395,606	$1,663,847
Totals	**$5,248,782**	**$2,571,903**

An investor who invests $1,000, may expect to have $7,677 returned over the period of 10 years if all goes well. Or an investor who invests $5,000 may expect to have $38,387 returned.

Caution: This table is merely an illustration based on current assumptions and estimates as of the date of this offering and may change at any time based on market or other conditions and may not come to pass. All investments carry risk of loss and there is no assurance that an investment will provide a positive return. Many things could go wrong with this offering, including those listed in the Exhibit B: Risks of Investing.

COVID19 Disclosure

Operations at the shopping centers currently owned by TREND were impacted by shutdowns enacted because of the COVID-19 pandemic in 2020. A small number of tenants requested rent relief, and a small number negotiated short-term deferrals of rent and CAM charges. As of December 2020, 100% of tenants are paying their rent in accordance with their leases or their agreed-upon deferral arrangements.

TREND's experience has been that service-oriented tenants, especially those owned by single-store operators and small entrepreneurs, have been those most likely to continue to pay rent and other charges on time, diligently avoiding risk of default. However, the ongoing COVID-19 pandemic could ultimately cause certain small businesses to close. If that were to happen, TREND's leasing agents would aggressively seek to relet any vacant spaces. Interest in existing vacant spaces at TREND's shopping centers has remained robust during the pandemic.

For future shopping center acquisitions, TREND will bring to bear its experience in negotiating and managing tenant requests for relief. It will also conservatively underwrite the acquisition of new shopping plazas with respect to assumptions regarding center vacancy and other operating parameters.

§227.201(e) – Number of Employees

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached Exhibit B: Risks of Investing for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive an interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions

This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

Target Offering Amount $1,000

Offering Deadline   April 30, 2021

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Company Instructions:

This question asks whether the Company will accept more money from Investors once the Target Offering Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Offering Amount?	___X___	Yes
	_____	No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$335,000	
If Yes, how will the Company deal with the oversubscriptions?	_____	We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate.
	___X___	We will accept subscriptions on a first-come, first-served basis.
	_____	Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions

If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

As discussed in the business plan we are conducting two offerings – a Reg CF offering and a Reg D offering. We are seeking to raise a minimum of $35,000 and a maximum of $335,000 in both of these offerings combined.

If we raise the minimum of $35,000:

Use of Money	How Much (approximately)
Property acquisition	$35,000
TOTAL	**$35,000**

If we raise the maximum goal of $335,000:

Use of Money	How Much (approximately)
Property acquisition	$335,000
TOTAL	**$335,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the business plan, and the Campaign Page;
- If you decide to invest, press the *Add Some Change* button
- Follow the instructions

To Cancel Your Investment

Send an email to hello@smallchange.co no later than 48 hours before the Offering Deadline. In your email, include your name and the name of the Company.

Note

For more information about the investment and cancellation process, see the Educational Materials on Small Change.[21] See also the Investment Agreement attached, Exhibit C: Reg CF Investment Agreement and Exhibit C Reg D Investment Agreement.

Required Statements

Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.

Small Change will notify Investors when and if the Target Offering Amount has been raised.

If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new

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[21] www.smallchange.co

Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

If an Investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

§227.201(k) – Material Changes

Required Statement

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be cancelled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Investor Shares." The price is $1.00 per Investor Share.

We arrived at the price of Investor Shares as follows:

- We estimated how much money we need to complete the project.
- We estimated the value of the project when it's completed.
- We estimated what we believe is a fair return to Investors.
- Based on those estimates, we established the manner for sharing profits in our LLC Agreement.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of limited liability company interests, which we refer to as "Investor Shares." When you purchase an Investor Share, you will become an owner of the Company, which is a Delaware limited liability company. Your ownership will be governed by the limited liability company Agreement of the Company dated December 21, 2020 and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement." A copy of the LLC Agreement is attached as *Exhibit F: LLC Agreement.*

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time. Under the LLC Agreement, the source of the distribution is immaterial. Instead, all distributions will be made in the following order of priority:

1. 49% to the Investor Members, in proportion to each Investor Member's ownership of Investor Shares; and

2. 51% to Sponsor.

For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Obligation to Contribute Capital

Once you pay for your Investor Shares, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you will be an owner of the Company, you will generally not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager will control all aspects of the Company's business. For all practical purposes you will be a passive Investor.

No Right to Transfer

Investor Shares will be illiquid (meaning you might not be able to sell them) for four reasons:

● The LLC Agreement prohibits the sale or other transfer of Investor Shares without the Manager's consent.
● If you want to sell your Investor Shares the Manager will have the first right of refusal to buy it, which could make it harder to find a buyer.
● Even if a sale were permitted, there is no ready market for Investor Shares, as there would be for a publicly traded stock.
● For a period of one year, you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Investor Shares until the Company is dissolved.

Modification of Terms of Investor Shares

The terms of the Investor Shares may not be modified or amended.

Other Classes of Securities

As of now, the Company has only two classes of securities: Investor Shares and Sponsor Shares. The Investors in this Offering (which may include the Sponsor and its affiliates) will own all the Investor Shares, while all of the Sponsor Shares will be owned by the Manager.

The owner of the Sponsor Shares has the right to receive the distributions described above.

Whereas the owners of the Investor Shares have no right to vote or otherwise participate in the management of the Company, the Manager, who will own all the Sponsor Shares, has total control over all aspects of the Company and its business.

Dilution of Rights

Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Investor Shares. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Investor Shares.

The Person Who Controls the Company

Lyneir Richardson and Bob Weissbourd own all of the interests in the Manager, and the Manager has complete control over the Company. Therefore, Mr.Richardson and Mr. Weissbourd effectively control the Company.

How the Manager's Exercise of Rights Could Affect You

- The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:
- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.
- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.
- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the project.
- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Investor Shares was determined by the Manager based on the Manager's opinion about the value of the project.

The Manager doesn't expect there to be any reason to place a value on the Investor Shares in the future. If we had to place a value on the Investor Shares, it would be based on the amount of money the owners of the Investor Shares would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.
- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you'll be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

§227.201(n) – The Funding Portal

The Company is offering its securities through NSSC Funding Portal, LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00012 and the Funding Portal Registration Depository (FPRD) number is 282942.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate NSSC Funding Portal, LLC as follows:

An administrative fee of $2,000; plus

A success fee equal to 5% of the amount raised.

NSSC Funding Portal, LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for NSSC Funding Portal, LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
None	N/A	N/A		

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions

If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.

- Don't include money invested by the principals of the Company
- Don't include money you've borrowed from banks or other financial institutions
- Don't include credit card debt
- Third parties includes friends and family members
- Do include money you borrowed (not from banks or other financial institutions)
- Do not include this Regulation Crowdfunding offering

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
None	N/A	N/A	N/A	

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  - Anyone listed in your answer to question 227.201(b); or
  - Anyone listed in your answer to question 227.201(c); or
  - If the Company was organized within the last three years, any promotor you've used; or
  - Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
  - Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Asset management fee	Annually	TREND	Manager	$18,000 per annum
Acquisition fee	TBD	TREND	Manager	$66,960

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the Delaware Limited liability company Act on December 21, 2020. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering to buy and operate the project, as described in our business plan, as soon as the Offering closes. We will also use debt (borrow money) to finance a portion of the costs.

If we cannot raise money in this Offering, or cannot borrow money on the terms we expect, then the Company will probably dissolve.

Capital Resources

As of now, we have not purchased any assets or entered into any agreements to do so. We expect to buy the project as soon as we raise money from Investors in this Offering.

Other than the proceeds we hope to receive from the Offering, our only other source of capital is the loan from the bank.

Historical Results of Operations

The Company is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as Exhibit H: Financial Statements

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on SmallChange.co). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called CrowdCheck ran background checks on the principals of the Company (i.e., those covered by this rule). You can see the CrowdCheck reports attached as Exhibit I: Background Checks.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

As described above under *§227.201(g) – Target Offering Amount and Offering Deadline,* the 'target amount' for this offering is $1,000. You can track our progress in raising money under the Reg CF Offering and the Reg D Offering at Small Change on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at chicagotrend.com, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions
Read through everything you've told prospective Investors on this Form C, in the business and in Exhibit B: Risks of Investing. Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

10-Year Proforma	Acquisition	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Total Base Rent		$668,674	$670,368	$670,068	$696,362	$711,263	$716,948	$721,009	$721,009	$722,485	$724,551
Expense Reimbursements		$219,176	$226,528	$234,132	$241,996	$250,129	$258,542	$267,243	$276,244	$285,553	$295,183
5.0% Vacancy Factor		($33,434)	($33,518)	($33,503)	($34,818)	($35,563)	($35,847)	($36,050)	($36,050)	($36,124)	($36,228)
Effective Potential Rent		$854,416	$863,377	$870,696	$903,539	$925,829	$939,643	$952,202	$961,202	$971,914	$983,506
Operating Expenses		($230,711)	($238,450)	($246,454)	($254,732)	($263,294)	($272,150)	($281,309)	($290,783)	($300,582)	($310,719)
Net Operating Income		$623,705	$624,927	$624,242	$648,807	$662,535	$667,493	$670,893	$670,419	$671,331	$672,787
Cap Rate		10.06%	10.08%	10.07%	10.46%	10.69%	10.77%	10.82%	10.81%	10.83%	10.85%
Debt Service		($361,584)	($518,100)	($518,100)	($518,100)	($518,100)	($435,333)	($435,333)	($435,333)	($435,333)	($435,333)
CF After Debt Service		$262,121	$106,827	$106,142	$130,707	$144,435	$232,160	$235,560	$235,086	$235,998	$237,454
DSCR		1.72x	1.21x	1.20x	1.25x	1.28x	1.53x	1.54x	1.54x	1.54x	1.55x
Leasing / Capital Costs		($9,643)	($15,161)	($12,200)	($32,600)	-	-	-	-	-	-
AM Fee		($18,000)	($18,000)	($18,000)	($18,000)	($18,000)	($18,000)	($18,000)	($18,000)	($18,000)	($18,000)
Leasing / Capital / AM Costs		($27,643)	($33,161)	($30,200)	($50,600)	($18,000)	($18,000)	($18,000)	($18,000)	($18,000)	($18,000)
Refi @ 70% LTV						$5,497,002					
Original Debt Repayment						($5,320,802)					
Excess Proceeds from Refi						$176,200					
Disposition Proceeds (net of Sales Costs)											$7,983,121
Refi Debt Repayment											($4,587,516)
Net Sales Proceeds											$3,395,606
Net Cash Flow	($669,600)	$234,478	$73,666	$75,942	$80,107	$302,635	$214,160	$217,560	$217,086	$217,998	$3,615,060
Cash Yield		35.0%	11.0%	11.3%	12.0%	45.2%	32.0%	32.5%	32.4%	32.6%	32.8%
Investors	($334,800)	$114,894	$36,096	$37,211	$39,252	$148,291	$104,938	$106,604	$106,372	$106,819	$1,771,379
TREND	($334,800)	$119,584	$37,570	$38,730	$40,855	$154,344	$109,221	$110,955	$110,714	$111,179	$1,843,680
	($669,600)	$234,478	$73,666	$75,942	$80,107	$302,635	$214,160	$217,560	$217,086	$217,998	$3,615,060

EXHIBIT B: RISKS OF INVESTING

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

Risks Associated with the Real Estate Industry.

Speculative Nature of Real Estate Investing. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Environmental Risks. The Company has undertaken what it believes to be adequate testing of the property and is not aware of any environmental contamination. However, the nature of these tests is such that contamination cannot be entirely ruled out. Under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

ADA Compliance. The Americans with Disabilities Act of 1990 (the "ADA") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project.

Regulation and Zoning. Like all real estate projects, this project is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the project.

Casualty Losses. A fire, hurricane, mold infestation, or other casualty could materially and adversely affect the project.

Illiquidity of Real Estate. Real estate is not "liquid," meaning it's hard to sell. Thus, the Company might not be able to sell the project as quickly as it would like or on the terms that it would like.

Property Values Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

- Changes in interest rates

- Competition from other property

- Changes in national or local economic conditions

- Changes in zoning

- Environmental contamination or liabilities

- Changes in local market conditions

- Fires, floods, and other casualties

- Uninsured losses

- Undisclosed defects in property

- Incomplete or inaccurate due diligence

Inability to Attract and/or Retain Tenants. The Company will face significant challenges attracting and retaining qualified tenants. These challenges could include:

- Competition from other landlords

- Changes in economic conditions could reduce demand

- Existing tenants might not renew their leases

- The Company might have to make substantial improvements to the property, and/or reduce rent, to remain competitive

- Portions of the property could remain vacant for extended periods

- A tenant could default on its obligations, or go bankrupt, causing an interruption in rental income

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside the project, *e.g.*, "slip and fall" injuries.

Risks Common to Companies on the Platform Generally

Reliance on Management. Under our Operating Agreement, Investors will not have the right to participate in the management of the Company. Instead, Jim Heid will manage all aspects of the Company and its business. Furthermore, if Mr. Heid or other key personnel of the issuer were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially. Thus, you

should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

Inability to Sell Your Investment. The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term (in the case of debt securities) or indefinitely (in the case of equity securities).

We Might Need More Capital. We might need to raise more capital in the future to fund new product development, expand its operations, buy property and equipment, hire new team members, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an Investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt Our businesses. Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will be required to provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance, or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. Our Operating Agreement limits the liability of management, making it difficult or impossible for Investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

Conflicts of Interest. In many ways your interests and ours will coincide: you and we want the Company to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

- You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.

- You might wish the Company would be sold so you can realize a profit from your investment, while management might want to continue operating the business.

- You would like to keep the compensation of managers low, while managers want to make as much as they can.

- You would like management to devote all their time to this business, while they might own and manage other businesses as well.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted our Operating Agreement and Investment Agreement, for example. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Risks Associated with Equity Securities

Equity Comes Last in the Capital Stack. You will be buying "equity" securities in the Company. The holders of the equity interests stand to profit most if the Company does well but stand last in line to be paid when

the Company dissolves. Everyone – the bank, the holders of debt securities, even ordinary trade creditors – has the right to be paid first. You might buy equity hoping the Company will be the next Facebook but face the risk that it will be the next Theranos.

Possible Tax Cost. The Company is a limited liability company and, as such, will be taxed as a partnership, with the result that its taxable income will "flow through" and be reported on the tax returns of the equity owners. It is therefore possible that you would be required to report taxable income of the Company on your personal tax return, and pay tax on it, even if the Company doesn't distribute any money to you. To put it differently, your taxable income from a limited liability company is not limited to the distributions you receive.

Your Interest Might be Diluted: As an equity owner, your interest will be "diluted" immediately, in the sense that (1) the "book value" of the Company is lower than the price you are paying, and (2) the founder of the Company, and possibly others, bought their stock at a lower price than you are buying yours. Your interest could be further "diluted" in the future if the Company sells stock at a lower price than you paid.

Future Investors Might Have Superior Rights: If the Company needs more capital in the future and sells stock to raise that capital, the new Investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Our Companies will not be Subject to the Corporate Governance Requirements of the National Securities Exchange: Any Company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect Investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (*i.e.*, directors with no material outside relationships with the Company or management), which is responsible for monitoring the Company's compliance with the law. Our Company is not required to implement these and other stockholder protections.

Risks Associated with COVID-19

Operations at the shopping center currently owned by TREND (Butterfield Plaza) were impacted by shutdowns enacted because of the COVID-19 pandemic in spring 2020. A small number of tenants requested rent relief, and a small number negotiated short-term deferrals of rent and CAM charges to be paid in full by year-end 2020. As of September 2020, 100% of tenants are paying their rent in accordance with their leases or their agreed-upon deferral arrangements.

TREND's experience has been that service-oriented tenants, especially those owned by single-store operators and small entrepreneurs, have been those most likely to continue to pay rent and other charges on time, diligently avoiding risk of default. However, the ongoing COVID-19 pandemic could ultimately cause certain small businesses to close. If that were to happen, TREND's leasing agent would aggressively seek to relet any vacant spaces. Interest in existing vacant spaces at Butterfield Plaza has remained robust during the pandemic.

For future shopping center acquisitions, TREND will bring to bear its experience in negotiating and managing tenant requests for relief at Butterfield Plaza. It will also conservatively underwrite the acquisition of new shopping plazas with respect to assumptions regarding center vacancy and other operating parameters.

EXHIBIT C: REG CF INVESTMENT AGREEMENT

This is an Agreement, entered into on _____, 2021 by and between TREND Walbrook Junction Investors, LLC a Delaware limited liability company (the "Company") and _____ ("Purchaser").

Background

Purchaser wishes to purchase an interest in the Company offered through www.smallchange.co (the "Site").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

Defined Terms.

Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C and its attachments, all available at the Site. In this Investment Agreement, we refer to the Form C as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

1. **Purchase of LLC Interest.**

    1.1. In General. Subject to section 2.2 and the other terms and conditions of this Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, a limited liability company interest for $_____. We refer to your limited liability company interest as the "LLC Interest."

    1.2. Reduction for Oversubscription. If the Company receives subscriptions from qualified Investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your LLC Interest, as explained in the Disclosure Document.

2. **Our Right to Reject Investment.**

    We have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

3. **No Certificate.**

    You will not receive a paper certificate representing your LLC Interest.

4. **Your Promises.**

    You promise that:

    4.1. **Accuracy of Information.** All of the information you have given to us at the Site is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

4.2. **Review of Information.** You have read all of the information in the Disclosure Document, including all the exhibits. Without limiting that statement, you have reviewed the Operating Agreement of the Company and understand its terms, including those dealing with distributions.

4.3. **Risks.** You understand all of the risks of investing, including the risk that you could lose all of your money. Without limiting that statement, you have reviewed and understand all of the risks described in the Disclosure Document.

4.4. **No Representations.** Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

4.5. **Opportunity to Ask Questions.** You have had the opportunity to ask questions about the Company and the investment at the Site. All of your questions have been answered to your satisfaction.

4.6. **Your Legal Power to Sign and Invest.** You have the legal power to sign this Investment Agreement and purchase the LLC Interest. Your investment will not violate any contract you have entered into with someone else.

4.7. **Acting On Your Own Behalf.** You are acting on your own behalf in purchasing the LLC Interest, not on behalf of anyone else.

4.8. **Investment Purpose.** You are purchasing the LLC Interest solely as an investment, not with an intent to re-sell or "distribute" any part of it.

4.9. **Knowledge.** You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

4.10. **Financial Wherewithal.** You can afford this investment, even if you lose your money. You don't need this money for your current needs, like rent or utilities.

4.11. **No Government Approval.** You understand that no state or federal authority has reviewed this Investment Agreement or the LLC Interest or made any finding relating to the value or fairness of the investment.

4.12. **Restrictions on Transfer.** You understand that the LLC Interest may not be transferrable, and that securities laws also limit transfer. This means you will probably be required to hold the LLC Interest indefinitely.

4.13. **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

4.14. **Tax Treatment.** We have not promised you any particular tax outcome from owning the LLC Interest.

4.15. **Past Performance.** You understand that even if we have been successful in the past, this doesn't mean we will be successful with your LLC Interest.

4.16. **Money Laundering.** The money you are investing was not acquired from "money laundering" or other illegal activities. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information by law.

4.17. **Additional Documents.** You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

4.18. **Authority.** If the Purchaser is an entity (for example, a partnership or corporation), then the individual signing this Investment Agreement has the legal authority to do so.

5. **Confidentiality.**

The information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the LLC Interest.

6. **Re-Purchase of LLC Interest.**

If we decide that you provided us with inaccurate information or have otherwise violated your obligations, we may (but shall not be required to) repurchase your LLC Interest for an amount equal to the principal amount outstanding.

7. **Execution of Operating Agreement.**

By signing this Agreement, you are also signing the Operating Agreement, just as if you had signed a paper copy of the Operating Agreement.

8. **Governing Law.**

Your relationship with us shall be governed by the Delaware law, without taking into account principles of conflicts of law.

9. **Arbitration.**

9.1. **Right to Arbitrate Claims**. If any kind of legal claim arises between us, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, claims arising under the Operating Agreement will be handled as provided in the Operating Agreement.

9.2. **Place of Arbitration; Rules**. All arbitration will be conducted in State of Illinois unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

9.3. **Appeal of Award.** Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

9.4. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

9.5. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

10. **Consent to Electronic Delivery.**

You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address, so we can send information to the new address.

11. **Notices.**

All notices between us will be electronic. You will contact us by email at lrichardson@chicagotrend.com. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

12. **Limitations on Damages.**

WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

13. **Waiver of Jury Rights.**

IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

14. **Miscellaneous Provisions.**

14.1. **No Transfer.** You may not transfer your rights or obligations.

14.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

14.3. **Headings.** The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

14.4. **No Other Agreements.** This Investment Agreement and the documents it refers to are the only agreements between us.

14.5. **Electronic Signature.** You will sign this Investment Agreement electronically, rather than physically.

[*Signatures on Following Pages*]

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

By: _____

Investor Signature

ACCEPTED: TREND Walbrook Junction Investors LLC.

By its manager: The Chicago TREND Corporation

By: _____

   Lyneir Richardson, CEO

EXHIBIT D: REG D INVESTMENT AGREEMENT

This is an Agreement, entered into on _____, 2021, by and between TREND Walbrook Junction Investors LLC, a Delaware limited liability company (the "Company") and _____ ("Purchaser").

Background

Purchaser wishes to purchase an interest in the Company offered through www.smallchange.com (the "Site").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Defined Terms.**

   Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's disclosure document, available at the Site. In this Investment Agreement, we refer to the Company's disclosure document as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

2. **Purchase of LLC Interest.**

   2.1. **In General.** Subject to section 2.2 and the other terms and conditions of this Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, a limited liability company interest for $_____. We refer to your limited liability company interest as the "LLC Interest."

   2.2. **Reduction for Oversubscription.** If the Company receives subscriptions from qualified Investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your LLC Interest. We will notify you promptly if this happens.

3. **No Right to Cancel.**

   You do not have the right to cancel your subscription or change your mind, even if the amount of your LLC Interest is reduced under section 2.2. Once you sign this Investment Agreement, you are obligated to purchase the LLC Interest.

4. **Our Right to Reject Investment.**

   In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5. **No Certificate.**

   You will not receive a paper certificate representing your LLC Interest.

6. **Your Promises.**

   You promise that:

   6.1. **Accuracy of Information.** All of the information you have given to us at the Site is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

   6.2. **Review of Information.** You have read all of the information in the Disclosure Document, including all the exhibits. Without limiting that statement, you have reviewed the Operating Agreement of the Company and understand its terms, including those dealing with distributions.

   6.3. **Risks.** You understand all of the risks of investing, including the risk that you could lose all of your money. Without limiting that statement, you have reviewed and understand all of the risks described in the Disclosure Document.

   6.4. **Accredited Investor.** At least one of the following two statements is true:

   FIRST STATEMENT: You are an individual and either:

   (1) Your net worth, excluding your principal residence, is at least $1,000,000; or

   (2) Your income has been at least $200,000 for each of the last two years and you expect it to be at least $200,000 this year; or

   (3) The combined income of you and your spouse has been at least $300,000 for each of the last two years and you expect it to be at least $300,000 this year.

   SECOND STATEMENT: You are otherwise an "accredited Investor" within the meaning of 17 CFR §230.501(a).

   6.5. **No Representations.** Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

   6.6. **Opportunity to Ask Questions.** You have had the opportunity to ask questions about the Company and the investment. All of your questions have been answered to your satisfaction.

   6.7. **Your Legal Power to Sign and Invest.** You have the legal power to sign this Investment Agreement and purchase the LLC Interest. Your investment will not violate any contract you have entered into with someone else.

   6.8. **Acting On Your Own Behalf.** You are acting on your own behalf in purchasing the LLC Interest, not on behalf of anyone else.

   6.9. **Investment Purpose.** You are purchasing the LLC Interest solely as an investment, not with an intent to re-sell or "distribute" any part of it.

6.10. **Knowledge.** You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

6.11. **Financial Wherewithal.** You can afford this investment, even if you lose your money. You don't need this money for your current needs, like rent or utilities.

6.12. **No Government Approval.** You understand that no state or federal authority has reviewed this Investment Agreement or the LLC Interest or made any finding relating to the value or fairness of the investment.

6.13. **Restrictions on Transfer.** You understand that the LLC Interest may not be transferrable, and that securities laws also limit transfer. This means you will probably be required to hold the LLC Interest indefinitely.

6.14. **No Advice.** We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

6.15. **Tax Treatment.** We have not promised you any particular tax outcome from owning the LLC Interest.

6.16. **Past Performance.** You understand that even if we have been successful in the past, this doesn't mean we will be successful with your LLC Interest.

6.17. **Money Laundering.** The money you are investing was not acquired from "money laundering" or other illegal activities. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information by law.

6.18. **Additional Documents.** You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

6.19. **Authority.** If the Purchaser is an entity (for example, a partnership or corporation), then the individual signing this Investment Agreement has the legal authority to do so.

7. **Confidentiality.**

The information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the LLC Interest.

8. **Re-Purchase of LLC Interest.**

If we decide that you provided us with inaccurate information or have otherwise violated your obligations, we may (but shall not be required to) repurchase your LLC Interest for an amount equal to the principal amount outstanding.

9. **Execution of Operating Agreement.**

By signing this Agreement, you are also signing the Operating Agreement, just as if you had signed a paper copy of the Operating Agreement.

10. **Governing Law.**

Your relationship with us shall be governed by Delaware law, without taking into account principles of conflicts of law

11. **Arbitration.**

11.1. **Right to Arbitrate Claims.** If any kind of legal claim arises between us, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, claims arising under the Operating Agreement will be handled as provided in the Operating Agreement.

11.2. **Place of Arbitration; Rules.** All arbitration will be conducted in the State of Illinois unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

11.3. **Appeal of Award.** Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

11.4. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

11.5. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

12. **Consent to Electronic Delivery.**

You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address, so we can send information to the new address.

13. **Notices.**

All notices between us will be electronic. You will contact us by email at lrichardson@chicagotrend.com. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

14. **Limitations on Damages.**

WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

15. **Waiver of Jury Rights.**

IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

16. **Miscellaneous Provisions.**

16.1. **No Transfer**. You may not transfer your rights or obligations.

16.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

16.3. **Headings.** The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

16.4. **No Other Agreements.** This Investment Agreement and the documents it refers to are the only agreements between us.

16.5. **Electronic Signature.** You will sign this Investment Agreement electronically, rather than physically.

[*Signatures on Following Pages*]

SAMPLE SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

By: _____

Investor Signature

ACCEPTED: TREND Walbrook Junction Investors LLC.

By its manager: The Chicago TREND Corporation

By: _____

    Lyneir Richardson, CEO

EXHIBIT E: LLC AGREEMENT

This is an Agreement, entered into effective on December 21, 2020, by and among TREND Walbrook Junction Investors LLC, a Delaware limited liability company (the "Company"), The Chicago TREND Corporation, an Illinois corporation ("Sponsor" or the "Manager"), and the persons (the "Investor Members") who are admitted to the Company and designated as such by the Manager. Sponsor and the Investor Members are sometimes referred to as "Members" in this Agreement.

Background

I.   Some or all of the Investor Members acquired their interests in the Company through www.SmallChange.com (the "Site").

II.   The Members own all of the limited liability company interests of the Company and wish to set forth their understandings concerning the ownership and operation of the Company in this Agreement, which they intend to be the "limited liability company agreement" of the Company within the meaning of 6 Del. C. 18-101(7).

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1.   **ARTICLE ONE: FORMATION OF LIMITED LIABILITY COMPANY**

1.1.   **Continuation of Limited liability company**. The Company has been formed in accordance with and pursuant to the Delaware Limited liability company Act (the "Act") for the purpose set for the below. The rights and obligations of the Members to one another and to third parties shall be governed by the Act except that, in accordance with 6 Del. C. 18-1101(b), conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

1.2.   **Name**. The name of the Company shall be "TREND Walbrook Junction Investors LLC" and all of its business shall be conducted under that name or such other name(s) as may be designated by the Manager.

1.3.   **Purpose**. The purpose of the Company shall be to purchase and operate the Walbrook Junction Shopping Center at 3411-3425 Clifton Avenue, Baltimore, MD (the "Project"). In carrying on its business, the Company may enter into contracts, incur indebtedness, sell, lease, or encumber any or all of its property, engage the services of others, enter into joint ventures, and take any other actions the Manager deems advisable.

1.4.   **Fiscal Year**. The fiscal and taxable year of the Company shall be the calendar year, or such other period as the Manager determines.

2.   **ARTICLE TWO: CONTRIBUTIONS AND LOANS**

2.1.   **Initial Contributions**. Sponsor has contributed $335,000 to the capital of the Company in the form of cash. Each Investor Member has made a capital contribution to the Company pursuant to an Investment Agreement executed by such Investor Member. The foregoing capital contributions of

Sponsor and the Investor Members are referred to as "Capital Contributions."

2.2.   **Other Required Contributions**. No Member shall have the obligation to contribute any capital to the Company beyond the Capital Contributions described in section 2.1. Without limitation, no such Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

2.3.   **Loans**.

2.3.1.   **In General**. Sponsor or its affiliates, may, but shall not be required to, lend money to the Company in their sole discretion. No other Member may lend money to the Company without the prior written consent of the Manager. Subject to applicable state laws regarding maximum allowable rates of interest, loans made by any Member to the Company pursuant to section 2.3.1 ("Member Loans") shall bear interest at the higher of (i) 6% per year, or (ii) the minimum rate necessary to avoid "imputed interest" under section 7872 or other applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Such loans shall be payable on demand and shall be evidenced by one or more promissory notes.

2.3.2.   **Repayment of Loans**. After payment of (i) current and past-due debt service on liabilities of the Company other than Member Loans, and (ii) all operating expenses of the Company, the Company shall pay the current and past-due debt service on any outstanding Member Loans before distributing any amount to any Member pursuant to Article Four. Such loans shall be repaid *pro rata*, paying all past-due interest first, then all past-due principal, then all current interest, and then all current principal.

2.4.   **Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

2.4.1.   No Member shall be required to contribute any additional capital to the Company;

2.4.2.   No Member may withdraw any part of his capital from the Company;

2.4.3.   No Member shall be required to make any loans to the Company;

2.4.4.   Loans by a Member to the Company shall not be considered a contribution of capital, shall not increase the capital account of the lending Member, and shall not result in the adjustment of the number of Shares owned by a Member, and the repayment of such loans by the Company shall not decrease the capital accounts of the Members making the loans;

2.4.5.   No interest shall be paid on any initial or additional capital contributed to the Company by any Member;

2.4.6.   Under any circumstance requiring a return of all or any portion of a capital contribution, no Member shall have the right to receive property other than cash; and

2.4.7.   No Member shall be liable to any other Member for the return of his or its capital.

2.5.   **No Third-Party Beneficiaries**. Any obligation or right of the Members to contribute capital under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

3. **ARTICLE THREE: PERCENTAGE INTERESTS; CAPITAL ACCOUNTS**

   3.1. **Percentage Interests**. The limited liability company interests of the Company shall consist of "Percentage Interests." Initially, the Percentage Interest of each Member shall be equal to a percentage equal to the Capital Contribution of such Member divided by the aggregate Capital Contributions of all of the Members. However, the Manager may adjust the Percentage Interests of the Members (i) to reflect the addition of additional Investor Members, or (ii) otherwise to carry out the purposes of this Agreement. The Manager may not, however, adjust the Percentage Interest of any Investor Member relative to Sponsor or any other Investor Member, except in the case of additional Capital Contributions.

   3.2. **Capital Accounts**. A capital account shall be established and maintained for each Member. Each Member's capital account shall initially be credited with the amount of his Capital Contribution. Thereafter, the capital account of a Member shall be increased by the amount of any additional contributions of the Member and the amount of income or gain allocated to the Member and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4. **ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS**

   4.1. **Distributions**.

   4.1.1. **In General**. Within thirty (30) days after the end of each calendar year, or at such other more frequent intervals as the Manager shall determine, the Company shall distribute its Available Cash, pari passu, as follows:

   (a)   49 % to the Investor Members, in proportion to each Investor Member's ownership of Shares; and

   (b)   51 % to Sponsor.

   4.1.2. **Distributions Among Investor Members**. Any distributions made to Investor Members as a group pursuant to section 4.1.1 shall be made among the Investor Members in accordance with their respective Percentage Interests.

   4.1.3. **Definitions**. The following definitions shall apply for purposes of this section 4.1:

   (a)   "Available Cash" means the cash of the Company available for distribution to the Members, in the sole discretion of the Manager, taking into account, among other things, the cash flow from the operations of the Company and the Project, the net proceeds from the sale or refinancing of the Project, debt service (including debt service on Member Loans), amounts added to and released from reserve accounts established by the Manager in its sole discretion, and all of the operating expenses of the Company.

   (b)   "Investor Member" means a Member that has made a Capital Contribution.

   (c)   "Unreturned Investment" means, for each Member, the Capital Contribution of such Member reduced by any distributions received by such Member pursuant to section 4.1.1(b).

4.1.4.   **Distributions to Pay Personal Tax Liabilities**. In the event that the Company recognizes net gain or income for any taxable year, the Company shall, taking into account its financial condition and other commitments, make a good faith effort to distribute to each Member, no later than April 15th of the following year, an amount equal to the net gain or income allocated to such Member, multiplied by the highest marginal tax rate for individuals then in effect under section 1 of the Code plus the highest rate then in effect under applicable state law, if such amount has not already been distributed to such Member pursuant to this section 4.1. If any Member receives a smaller or larger distribution pursuant to this section than he would have received had the same aggregate amount been distributed pursuant to section 4.1, then subsequent distributions shall be adjusted accordingly.

4.1.5.   **Tax Withholding**. To the extent the Company is required to pay over any amount to any federal, state, local or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If the amount paid over was not withheld from an actual distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and (ii) if no such subsequent distributions are anticipated for six (6) months, the Member shall, at the request of the Company, promptly reimburse the Company for the amount paid over.

4.1.6.   **Assets Distributed in Kind**. If the Company distributes non-cash assets to the Members, including but not limited to promissory notes, each Member shall receive a *pro rata* share of such non-cash assets.

4.1.7.   **Manner of Distribution**. All distributions to the Members will be made as Automated Clearing House (ACH) deposits into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

4.1.8.   **Other Rules Governing Distributions**. No distribution prohibited by 6 Del. C. §18-607 or not specifically authorized under this Agreement shall be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited by 6 Del. C. §18-607 shall be liable as provided therein.

4.2.   **Allocations of Profits and Losses**.

4.2.1.   **General Rule: Allocations Follow Cash**. The Company shall seek to allocate its income, gains, losses, deductions, and expenses ("Tax Items") in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder (the "Regulations") and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he, she, or it is allocated, and (B) the cash profits he, she, or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of the Company's Tax Items, should, to the extent

reasonably possible, following the actual and anticipated distributions of cash, in the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws, including without limitation through incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

4.2.2. **Losses and Income Attributable to Member Loans**. In the event the Company recognizes a loss attributable to loans from the Members, then such loss, as well as any income recognized by the Company as a result of the repayment of such loan (including debt forgiveness income), shall be allocated to the Member(s) making such loan.

4.2.3. **Allocations Relating to Taxable Issuance of Interest**. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

4.2.4. **Section 754 Election**. The Company may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations required as a result of such an election.

4.2.5. **Pre-Distribution Adjustment**. In the event property of the Company is distributed to one or more the Members in kind, there shall be allocated to the Members the amount of income, gain or loss which the Company would have recognized had such property been sold for its fair market value on the date of the distribution, to the extent such income, gain or loss has not previously been allocated among the Members. The allocation described in this section is referred to as the "Pre-Distribution Adjustment."

5.   **ARTICLE FIVE: MANAGEMENT**

5.1.   **Management by Manager**.

5.1.1.   **In General**. The business and affairs of the Company shall be directed, managed, and controlled by a single manager (the "Manager"). Sponsor shall serve as the Manager of the Company.

5.1.2.   **Powers of Manager**. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

5.1.3.   **Examples of Manager's Authority**. Without limiting the grant of authority set forth in section 5.1.2, the Manager shall have the power to (i) admit new Members on such terms as the Manager

may determine; (ii) engage the services of third parties to perform services; (iii) make all decisions regarding the Projects and the Company's interest in the Project Entities; (iv) enter into leases and any other contracts of any kind; (v) incur indebtedness on behalf of the Company, whether to banks or other lenders; (vi) determine the timing and amount of distributions; (vii) determine the information to be provided to the Members; (viii) grant liens and other encumbrances on the Company's assets; (ix) file and settle lawsuits on behalf of the Company; (x) file a petition in bankruptcy; (xi) sell or otherwise dispose of all or substantially all of the Company's business or assets, including but not limited to the Properties or the Company's interest in the Property Companies, in the ordinary course of business or otherwise; (xii) discontinue the business of the Company or any Property Company; and (xiii) dissolve the Company.

5.2.   **Resignation**. A Manager may resign at any time by giving written notice to all of the Members. The resignation of a Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Manager shall not affect his rights as a Member and shall not constitute a withdrawal of a Member.

5.3.   **Standard of Care**. The Manager shall conduct the Company's business using its business judgment.

5.4.   **Appointment of Manager**. In the event of the resignation of a Manager, a new Manager shall be appointed by Members owning a majority of the Percentage Interests.

5.5.   **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

5.6.   **Officers**. The Manager may, from time to time, designate one or more persons to serve as officers of the Company, with such titles, responsibilities, compensation, and terms of office as the Manager may designate. Any officer may be removed by the Manager with or without cause. The appointment of an officer shall not in itself create contract rights.

5.7.   **Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

5.8.   **Compensation of Manager and its Affiliates**.

5.8.1.   **Acquisition Fee**. As compensation for its services in organizing the Company, the Manager shall be entitled to a one-time fee equal to $66,960.

5.8.2.   **Asset Management Fee**. Each year, the Manager shall be entitled to an asset management fee equal to $18,000.

5.8.3.   **Fees for Other Services**. The Manager may engage itself or its affiliates to perform

services on behalf of the Company, provided that any compensation paid by the Company for such services shall be (i) fair to the Company, (ii) comparable to the compensation that would be paid to unrelated parties, and (iii) promptly disclosed to all of the Members.

6.   **ARTICLE SIX: OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY**

6.1.   **Other Businesses**. Each Member and Manager may engage in any business whatsoever, including a business that is competitive with the business of the Company, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise.

6.2.   **Exculpation and Indemnification**

6.2.1.   **Exculpation**.

(a)   **Covered Persons**. As used in this section 6.2, the term "Covered Person" means the Manager and its affiliates and the officers, employees, and agents of the Company, acting within the scope of their authority.

(b)   **Standard of Care**. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c)   **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2.   **Liabilities and Duties of Covered Persons**.

(a)   **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Member and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b)   **Duties**. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered

Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

6.2.3. **Indemnification**.

(a) **Indemnification**. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company; provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, non-appealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b) **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this section 6.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c) **Entitlement to Indemnity**. The indemnification provided by this section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 6.2.3 shall continue to afford protection to each Covered Person regardless whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d) **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification

provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this section 6.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

(f) **Savings Clause**. If this section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 6.2.3 to the fullest extent permitted by any applicable portion of this section 6.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.2.4. **Amendment**. The provisions of this section 6.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

6.2.5. **Survival**. The provisions of this section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.3. **Confidentiality**. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Investor Member shall divulge to any person or entity, or use for his or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) designs, drawings, plans, and specifications; (iii) the business methods, systems, or practices used by the Company; and (iii) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that an Investor Member is required to disclose by legal process.

7. **ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT; REPORTS**

7.1. **Bank Accounts**. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

7.2.   **Books and Records of Account**. The Company shall keep at its principal offices books and records of account of the Company which shall reflect a full and accurate record of each transaction of the Company.

7.3.   **Annual Financial Statements and Reports**. Within a reasonable period after the close of each fiscal year, the Company shall furnish to each Member with respect to such fiscal year (i) a statement showing in reasonable detail the computation of the amount distributed under section 4.1, (ii) a balance sheet of the Company, (iii) a statement of income and expenses, and (iv) such information from the Company's annual information return as is necessary for the Members to prepare their Federal, state and local income tax returns. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects.

7.4.   **Reports Required by Law**. If the Company has engaged in an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933, then the Company shall provide all Investor Members (not just those who acquired their Percentage Interests in a particular offering) with information as required by 17 CFR 227.202, in addition to the information required by section 7.3.

7.5.   **Right of Inspection**.

7.5.1.   **In General**. If a Member wishes additional information or to inspect the books and records of the Company for a *bona fide* purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

7.5.2.   **Bona Fide Purpose**. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a *bona fide* purpose.

7.5.3.   **Representative**. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

7.5.4.   **Restrictions**. The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

(a)   No Member shall have a right to a list of the Investor Members or any information regarding the Investor Members.

(b)   Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

(c)   No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

(d)   No Member may review the books and records of the Company more than once during any twelve (12) month period.

(e)   Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

(f)   A representative of the Company may be present at any inspection of the Company's books and records.

(g)   If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requested Members.

(h)   The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.6.   **Tax Matters**.

7.6.1.   **Designation**. The Manager shall be designated as the "tax matters partner" (as defined in Code Section 6231 before it was amended by the Bipartisan Budget Act of 2015 ("BBA")) (the "Tax Matters Partner") and, for tax years beginning on or after January 1, 2018, the "Company representative" (the "Company Representative") as provided in Code section 6223(a) (as amended by the BBA). Any expenses incurred by the Manager in carrying out its responsibilities and duties as Tax Matters Partner or Company Representative shall be an expense of the Company.

7.6.2.   **Examinations and Audits**. The Tax Matters Partner and Company Representative are authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Tax Matters Partner and Company Representative and to do or refrain from doing any or all things reasonably requested by the Tax Matters Partner or Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Partner agrees that any action taken by the Tax Matters Partner or Company Representative in connection with audits of the Company shall be binding upon such Partners and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Tax Matters Partner and Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Partners) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.6.3.   **Elections and Procedures**. In the event of an audit of the Company that is subject to the Company audit procedures enacted under section 1101 of the BBA (the "BBA Procedures"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company Representative or the Company under the BBA Procedures (including any election under Code section 6226 as amended by the BBA). If an election

under Code section 6226(a) (as amended by the BBA) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Partner shall take such adjustment into account as required under Code section 6226(b) (as amended by the BBA).

7.6.4. **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code section 6226 as amended by the BBA) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

7.6.5. **Tax Returns**. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

8. **ARTICLE EIGHT: TRANSFERS OF SHARES**

8.1. **Voluntary Transfers**.

8.1.1. **Generally**. No Investor Member shall sell, transfer, assign or encumber all or any portion of his or its Shares, with or without consideration, without the prior written consent of the Manager, which may be withheld in the sole discretion of the Manager. In the event a Member proposes to transfer all or portion of his or its Shares, the Manager may impose reasonable conditions including but not limited to: (i) the transferee shall execute a counterpart of this Agreement; (ii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iii) the transferor and transferee shall together reimburse the Company for any reasonable expenses they incur in connection with the transfer or encumbrance, including attorneys' fees.

8.1.2. **Prohibited Transfers**. No transfer of Shares shall be permitted if, in the judgment of the Manager, such transfer would (i) cause the Company to be treated as a publicly traded partnership as defined in Section 7704 of the Code, (ii) result in "benefit plan Investors" (as such term is defined in regulations issued by the Treasury Department) holding, in the aggregate, Twenty Five Percent (25%) or more of the value of any class of equity interests in the Company, or (iii) together with other transfers within the preceding twelve (12) months, result in the termination of the Company under section 708 of the Code.

8.1.3. **First Right of Refusal**.

(a) **In General**. In the event an Investor Member (the "Selling Member") receives an offer from a third party to acquire all or a portion of his, her, or its Percentage Interest (the "Transfer Interest"), then he, she, or it shall notify the Sponsor, specifying the Percentage Interest to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Sponsor shall notify the Selling

Member whether the Sponsor (or a person designated by the Sponsor) elects to purchase the entire Transfer Interest on the terms set forth in the Sales Notice.

(b) **Special Rules**. The following rules shall apply for purposes of this section:

(1) If the Sponsor elects not to purchase the Transfer Interest, or fails to respond to the Sales Notice within the thirty (30) day period described above, the Selling Member may proceed with the sale to the proposed purchaser, subject to section 8.1.1.

(2) If the Sponsor elects to purchase the Transfer Interest, it shall do so within thirty (30) days.

(3) If the Sponsor elects not to purchase the Transfer Interest, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Selling Member and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or non-tradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Member and the purchaser shall be treated as a new offer and shall again be subject to this section.

(4) If the Sponsor elects to purchase the Transfer Interest in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Selling Member and the proposed purchaser. Thus, for example, if the Selling Member and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Sponsor shall have the effect of a non-binding letter of intent with the Selling Member. Conversely, if the Selling Member and the purchaser have entered into a binding definitive agreement, the election of the Sponsor shall have the effect of a binding definitive agreement. If the Selling Member and the Sponsor are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

8.1.4. **Admission of Transferee**. Any permitted transferee of Shares shall be admitted to the Company as a Member on the date agreed by the transferor, the transferee, and the Manager.

8.1.5. **Exempt Transfers**. The following transactions shall be exempt from the provisions of section 8.1:

(a) A transfer to or for the benefit of any spouse, child or grandchild of an Investor Member, or to a trust for their exclusive benefit;

(b) Any transfer pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended; and

(c) The sale of all or substantially all of the interests of the Company (including pursuant to a merger or consolidation);

shall remain subject to this Agreement, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and

conditions of this Agreement, and (iii) the transferred Shares shall not thereafter be transferred further in reliance on section 8.1.5(a).

8.1.6. **Application to Certain Entities**. In the case of an Investor Member that is a Special Purpose Entity, the restrictions set forth in section 8.1 shall apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in the Company, and (ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

8.1.7. **Other Transfers Void**. Transfers in contravention of this section shall be null, void and of no force or effect whatsoever, and the Members agree that any such transfer may and should be enjoined.

8.2. **Death, Insolvency, Etc**. Neither the death, disability, bankruptcy, or insolvency of a Member, nor the occurrence of any other voluntary or involuntary event with respect to a Member, shall give the Company or any Member the right to purchase such Member's Shares, nor give the Member himself (or his heirs, assigns, or representatives) the right to sell such Shares to the Company or any other Member. Instead, such Member or his heirs, assigns, or legal representatives shall remain a Member subject to the terms and conditions of this Agreement.

8.3. **Incorporation**. If the Manager determines that the business of the Company should be conducted in a corporation rather than in a limited liability company, whether for tax or other reasons, each Member shall cooperate in transferring the business to a newly-formed corporation and shall execute such agreements as the Manager may reasonably determine are necessary or appropriate, consistent with the terms of this Agreement. In such event each Member shall receive stock in the newly-formed corporation equivalent to his or its Shares.

8.4. **Drag-Along Right**. In the event the Manager approves a sale or other disposition of all of the interests in the Company, then, upon notice of the sale or other disposition, each Member shall execute such documents or instruments as may be requested by the Manager to effectuate such sale or other disposition and shall otherwise cooperate with the Manager. The following rules shall apply to any such sale or other disposition: (i) each Investor Member shall represent that he, she, or it owns his or its Shares free and clear of all liens and other encumbrances, that he, she, or it has the power to enter into the transaction, and whether he, she, or it is a U.S. person, but shall not be required to make any other representations or warranties; (ii) each Investor Member shall grant to the Manager a power of attorney to act on behalf of such Investor Member in connection with such sale or other disposition; and (iii) each Investor Member shall receive, as consideration for such sale or other disposition, the same amount he, she, or it would have received had all or substantially all of the assets of the Company been sold and the net proceeds distributed in liquidation of the Company.

8.5. **Waiver of Appraisal Rights**. Each Member hereby waives any contractual appraisal rights such Member may otherwise have pursuant to 6 Del. C. §18-210 or otherwise, as well as any "dissenter's rights."

8.6. **Withdrawal**. An Investor Member may withdraw from the Company by giving at least ninety

(90) day's notice to the Manager. The withdrawing Investor Member shall be entitled to no distributions or payments from Company on account of his withdrawal, nor shall he be indemnified against liabilities of Company. For purposes of this section, an Investor Member who transfers his Shares pursuant to (i) a transfer permitted under section 8.1, or (ii) an involuntary transfer by operation of law, shall not be treated as thereby withdrawing from Company.

9. **ARTICLE NINE: DISSOLUTION AND LIQUIDATION**

9.1.   **Dissolution**. The Company shall be dissolved only upon (i) the determination of the Manager to dissolve, or (ii) the entry of a judicial decree of dissolution. Dissolution shall be effective on the date designated by the Manager, but the Company shall not terminate until liquidation of the Company has been completed in accordance with the provisions of section 9.2.

9.2.   **Liquidation**.

9.2.1.   **Generally**. If the Company is dissolved, the Company's assets shall be liquidated, and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

9.2.2.   **Distribution of Assets**. After liquidation of the Company, the assets of the Company shall be distributed as set forth in Article Four.

9.2.3.   **Distributions In Kind**. The assets of the Company shall be liquidated as promptly as possible so as to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. In the event that in the Manager' opinion complete liquidation of the assets of the Company within a reasonable period of time proves impractical, assets of the Company other than cash may be distributed to the Members in kind but only after all cash and cash-equivalents have first been distributed and after the Pre-Distribution Adjustment.

9.2.4.   **Statement of Account**. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

10.   **ARTICLE TEN: POWER OF ATTORNEY**

10.1.   **In General**. The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Investor Member, with power and authority to act in the name and on behalf of each such Investor Member, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

10.1.1.   This Agreement and any amendment of this Agreement authorized under section 11.1;

10.1.2.   Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable

to file;

10.1.3.   Any instrument or document that may be required to affect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and

10.1.4.   Any and all other instruments as the Manager may deem necessary or desirable to effect the purposes of this Agreement and carry out fully its provisions.

10.2.   **Terms of Power of Attorney**. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Investor Member, and is limited to those matters herein set forth; (ii) may be exercised by the Manger by an through one or more of the officers of the Manager for each of the Investor Members by the signature of the Manager acting as attorney-in-fact for all of the Investor Members, together with a list of all Investor Members executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by an Investor Member of all or any portion of his, her or its Percentage Interest except that, where the assignee of the Percentage Interest owned by the Investor Member has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

10.3.   **Notice to Investor Members**. The Manager shall promptly furnish to each Investor Member a copy of any amendment to this Agreement executed by the Manger pursuant to a power of attorney from such Investor Member.

11.   **ARTICLE ELEVEN: MISCELLANEOUS**

11.1.   **Amendments**.

11.1.1.   **Amendments by Manager.** The Manager may amend this Agreement without the consent of the Investor Members, including, without limitation, to (i) correct typographical mistakes; (ii) reflect the admission of additional Members; and (iii) comply with applicable law.

11.1.2.   **Limitation.** Notwithstanding section 11.1.1, without the consent of each affected Investor Member, the Manager may not adopt any amendment that would (i) amend this section 11.1.2, (ii) require any Investor Member to make additional Capital Contributions, (iii) impose personal liability on any Investor Member, (iv) change an Investor Member's share of distributions relative to other Members who are Investor Members on the date hereof, or (v) give Sponsor itself a superior right to distributions vis-à-vis the Investor Members than is currently provided in Article Four.

11.2.   **Waivers**. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

11.3.   **Assignment by Sponsor**. Sponsor may assign its Percentage Interest and its interest in this Agreement to any other entity controlled by or under common control with Sponsor.

11.4.   **Notices**. Any notice or document required or permitted to be given under this Agreement

may be given by a party or by its legal counsel and shall be deemed to be given by electronic mail with transmission acknowledgment, to the principal business address of the Company, if to the Company or the Manager, to the email address of an Investor Member provided by such Investor Member, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

11.5.   **Electronic Delivery**. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be via electronic delivery.

11.6.   **Governing Law**. This Agreement shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in Delaware, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, (iv) consents to service of process by notice sent by regular mail to the address set forth on Schedule A and/or by any means authorized by Delaware law, and (v) if such Member is not otherwise subject to service of process in Delaware, agrees to appoint and maintain an agent in Delaware to accept service, and to notify the Company of the name and address of such agent.

11.7.   **Waiver of Jury Trial**. Each Member acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each Member irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement.

11.8.   **Signature in Counterparts**. This Agreement may be signed in counterparts, each of which shall be deemed to be a fully-executed original.

11.9.   **Signature by Facsimile or Email**. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

11.10.   **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this Agreement, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

11.11.   **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

11.12.   **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

11.13.   **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

11.14.   **Execution by Investor Members**. It is anticipated that this Agreement will be executed by Investor Members through the execution of a separate Investment Agreement.

11.15.   **Days**. Any period of days mandated under this Agreement shall be determined by reference

to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

11.16. **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

[*Signatures on Following Pages*]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

TREND Walbrook Junction Investors LLC.

By: The Chicago TREND Corporation, As Manager

By: <u>/s/ Lyneir Richardson</u>

    Lyneir Richardson, CEO

EXHIBIT F: SUMMARY OF THE LLC AGREEMENT

Overview

The following summarizes some of the most important provisions of the Company's Limited liability company Agreement, or "LLC Agreement." This summary is qualified in its entirety by the actual LLC Agreement, which is attached to this Form C.

Formation and Ownership

The Company was formed in Delaware pursuant to the Delaware Limited liability company Act.

Initially, the Company will be owned only by the Manager and by the Investors. In the future, if more capital is required, the Manager could admit additional owners.

In this summary, the owners of the Company are referred to as "Members."

Management

The Company and its business will be managed by the Manager, which has complete discretion over all aspects of the Company's business. For example, the Manager may (i) admit new Members to the Company; (i) sell or refinance the project; (iii) change the name or characteristics of the project; (iv) determine the timing and amount of distributions; and (v) determine the information to be provided to the Members.

Obligation to Contribute Capital

After an Investor pays for his, her, or its Investor Shares, the Investor will not be required to make any further contributions to the Company. However, if an Investor or other Member has received a distribution from the Company wrongfully or by mistake, the Investor might have to pay it back.

Personal Liability

No Investor will be personally liable for any of the debts or obligations of the Company.

Distributions

Distributions from the Company will be made in the manner described in disclosure items §227.201(m) – Terms of the Securities.

If additional Members are admitted to the Company in the future, they might have rights to distributions that are superior to the rights of Investors.

Transfers

No Member may transfer his, her, or its Investor Shares without the consent of the Manager. The only exceptions are for certain transfers to family members.

If a Member wants to sell his, her, or its Investor Shares, they must first be offered to the Manager.

Death, Disability, Etc.

If a Member should die or become incapacitated, he, her, or its successors will continue to own the Investor Shares.

Fees to Manager and Affiliates

The Manager and its affiliates will be entitled to certain fees and distributions described in disclosure item §227.201(r) – Transactions Between the Company and "Insiders".

"Drag-Along" Right

If the Manager wants to sell the Company's business, it may affect the transaction as a sale of the Company's assets or as a sale of all the interests in the Company. In the latter case, Investors will be required to sell their Investor Shares as directed by the Manager, receiving the same amount they would have received had the transaction been structured as a sale of assets.

Exculpation and Indemnification

The LLC Agreement seeks to protect the Manager from legal claims made by Members to the maximum extent permitted by law. For example, it provides that the Manager (i) is not subject to any fiduciary obligations to the Members; (ii) will not be liable for any act or omission that does not constitute fraud or willful misconduct; and (iii) will be indemnified against most claims arising from its position as the Manager of the Company.

Rights to Information

Each year, the Company will provide the Members with (i) a statement showing in reasonable detail the computation of the amount distributed to the Members; (ii) a balance sheet of the Company; (iii) a statement of the Company's income and expenses; and (iv) information for Members to prepare their income tax returns. A Member's right to see additional information or inspect the books and records of the Company is limited by the LLC Agreement.

Power of Attorney

Each Member grants to the Manager a limited power of attorney to execute documents relating to the Company.

Electronic Delivery

All documents, including all tax-related documents, will be transmitted by the Company to the Members via electronic delivery.

Distributions to Pay Tax Liability

The Company will generally be treated as a "pass-through entity" for Federal and State tax purposes. This means that the income of the Company, if any, will be reported on the personal tax returns of the Members. For any year in which the Company reports taxable income or gains, it will try to distribute at least enough money for the Members to pay their associated tax liabilities.

Amendment

The Manager has broad discretion to amend the Operating Agreement without the consent of Members, including amendments to correct typographical errors; to reflect the admission of additional Members; to change the Company's business plan; and to comply with applicable law. However, without the consent of each affected Member, the Manager may not adopt any amendment that would: (i) require a Member to make additional capital contributions; (ii) impose personal liability on any Member; (iii) change a Member's share of distributions relative to other Members; or (iv) change a Member's share of distributions relative to the Manager.

EXHIBIT G: FEDERAL INCOME TAX CONSEQUENCES

Overview

The following summarizes some of the Federal income tax consequences of acquiring an LLC Interest. This summary is based on the Internal Revenue Code (the "Code"), regulations issued by the Internal Revenue Service ("Regulations"), and administrative rulings and court decisions, all as they exist today. The tax laws, and therefore the Federal income tax consequences of acquiring an LLC Interest, could change in the future.

This is only a summary, applicable to a generic Investor. Your personal situation could differ. We encourage you to consult with your own tax advisor before investing.

Classification as a Partnership

The Company will be treated as a partnership for Federal income tax purposes. If the Company were treated as a corporation and not as a partnership, the operating profit or gain on sale of the project would generally be subject to two levels of Federal income taxation. This would substantially reduce the economic return to Investors.

Federal Income Taxation of the Company and its Owners

Because it is treated as a partnership, the Company itself will not be subject to Federal income taxes. Instead, each Investor will be required to report on his, her, or its personal Federal income tax return his, her, or its distributive share of the Company's income, gains, losses, deductions and credits for the taxable year, whether or not actual distributions of cash or other property are made. Each Investor's distributive share of such items will be determined in accordance with the LLC Agreement.

Deduction of Losses

Each Investor may deduct his, her, or its allocable share of the Company's losses, if any, subject to the basis limitations of Code §704(d), the "at risk" rules of Code §465, and the "passive activity loss" rules of Code §469. Unused losses generally may be carried forward indefinitely. The use of tax losses generated by the Company against other income may not provide a material benefit to Investors who do not have taxable passive income from other passive activities.

20% Deduction for Pass-Through Entities

Because the Company will be treated as a partnership for Federal income tax purposes, Investors might be entitled to deduct up to 20% of the amount of taxable income and gains allocated to them by the Company. Investors should consult with their personal tax advisors concerning the availability of this deduction in their personal tax circumstances.

Tax Basis

Code §704(d) limits an Investor's loss to his, her, or its tax "basis" in his, her, or its Interest. An Investor's tax basis will initially equal his, her, or its capital contribution (i.e., the purchase price for the Interest). Thereafter, the Investor's basis generally will be increased by further capital contributions made by the Investor, his, her, or its allocable share of the Company's taxable and tax-exempt income, and his, her, or

its share of certain liabilities of the Company. The Investor's basis generally will be decreased by the amount of any distributions he, she, or it receives, his, her, or its allocable share of the Company's losses and deductions, and any decrease in his, her, or its share of the Company's liabilities.

Limitations of Losses to Amounts at Risk

In the case of certain taxpayers, Code §465 limits the deductibility of losses from certain activities to the amount the taxpayer has "at risk" in the activities. An Investor subject to these rules will not be permitted to deduct his, her, or its allocable share of the Company's losses to the extent the losses exceed the amount the Investor is considered to have at risk in the Company. If an Investor's at-risk amount should fall below zero, he, she, or it would generally be required to "recapture" such amount by reporting additional income. An Investor generally will be considered at risk to the extent of his, her, or its cash contribution (i.e., the purchase price for the Interest), his, her, or its basis in other contributed property, and his, her, or its personal liability for repayments of borrowed amounts. The Investor's amount at risk will generally be increased by further contributions and his, her, or its allocable share of the Company's income, and decreased by distributions he, she, or it receives and his, her, or its allocable share of the Company's losses. With respect to amounts borrowed for investment in the Company, an Investor will not be considered to be at risk even if he, she, or it is personally liable for repayment if the borrowing was from a person who has certain interests in the Company other than an interest as a creditor. In all events, an Investor will not be treated as at risk to the extent his, her, or its investment is protected against loss through guarantees, stop-loss agreements or other similar arrangements.

Limitations on Losses from Passive Activities

In the case of certain taxpayers, Code §469 generally provides for a disallowance of any loss attributable to "passive activities" to the extent the aggregate losses from all such passive activities exceed the aggregate income of the taxpayer from such passive activities. Losses that are disallowed under these rules for a given tax year may be carried forward to future years to be offset against passive activity income in such future years. Furthermore, upon the disposition of a taxpayer's entire interest in any passive activity, if all gain or loss realized on such disposition is recognized, and such disposition is not to a related party, any loss from such activity that was not previously allowed as a deduction and any loss from the activity for the current year is allowable as a deduction in such year, first against income or gain from the passive activity for the taxable year of disposition, including any gain recognized on the disposition, next against net income or gain for the taxable year from all passive activities and, finally, against any other income or gain.

The Company will be treated as a passive activity to Investors. Hence, Investors generally will not be permitted to deduct their losses from the Company except to the extent they have income from other passive activities. Similarly, tax credits arising from passive activity will be available only to offset tax from passive activity. However, all such losses, to the extent previously disallowed, will generally be deductible in the year an Investor disposes of his, her, or its Investor Shares in a taxable transaction.

Limitation on Capital Losses

An Investor who is an individual may deduct only $3,000 of net capital losses every year (that is, capital losses that exceed capital gains). Net capital losses in excess of $3,000 per year may generally be carried forward indefinitely.

Limitation on Investment Interest

Interest that is characterized as "investment interest" generally may be deducted only against investment income. Investment interest would include, for example, interest paid by an Investor on a loan that was incurred to purchase LLC Shares and interest paid by the Company to finance investments, while investment income would include dividends and interest but would not generally include long term capital gain. Thus, it is possible that an Investor would not be entitled to deduct all of his, her, or its investment interest. Any investment interest that could not be deducted may generally be carried forward indefinitely.

Treatment of Liabilities

When the Company borrows money or otherwise incurs indebtedness, the amount of the liability will be allocated among all of the Investors in the manner prescribed by the Regulations. In general (but not for purposes of the "at risk" rules) each Investor will be treated as having contributed cash to the Company equal to his, her, or its allocable share of all such liabilities. Conversely, when an Investor's share of liabilities is decreased (for example, if the Company repays loans or an Investor disposes of his, her, or its Interest) then the Investor will be treated as having received a distribution of cash equal to the amount of such decrease.

Allocations of Profits and Losses

The profits and losses of the Company will be allocated among all the owners of the Company, including Investors, in the manner described in the LLC Agreement. In general, it is intended that profits and losses will be allocated in a manner that corresponds with the distributions each Investor is entitled to receive; *i.e.*, so that tax allocations follow cash distributions. Such allocations will be respected by the IRS if they have "substantial economic effect" within the meaning of Code §704(b). If they do not, the IRS could re-allocate items of income and loss.

Sale or Exchange of Investor Shares

In general, the sale of Investor Shares by an Investor will be treated as a sale of a capital asset. The amount of gain from such a sale generally will be equal to the difference between the selling price and the Investor's basis. Such gain will generally be eligible for favorable long-term capital gain treatment if the Investor Shares have been held for at least 12 months. However, to the extent any of the sale proceeds are attributable to substantially appreciated inventory items or unrealized receivables, as defined in Code §751, the Investor will recognize ordinary income.

If, as a result of a sale of a Investor Shares, an Investor's share of liabilities is reduced, such Investor could recognize a tax liability greater than the amount of cash received in the sale.

Code §6050K requires any Investor who transfers Investor Shares at a time when the Company has unrealized receivables or substantially appreciated inventory items to report such transfer to the Company. For these purposes, "unrealized receivables" includes depreciation subject to "recapture" under Code §1245 or Code §1250. If so notified, the Company must report the identity of the transferor and transferee to the IRS, together with other information described in the Regulations. Failure by an Investor to report a transfer covered by this provision may result in penalties.

A gift of Investor Shares will be taxable if the donor-Investor's share of liabilities is greater than his, her, or its adjusted basis in the gifted Investor Shares. The gift could also give rise to Federal gift tax liability. If the gift is made as a charitable contribution, the donor-Investor is likely to realize gain greater than would be realized with respect to a non-charitable gift, since in general the Investor will not be able to offset the entire amount of his, her, or its adjusted basis in the donated Investor Shares against the amount considered to be realized as a result of the gift (*i.e.*, the Company's debt).

Transfer of Investor Shares by reason of death would not in general be a taxable event, although it is possible that the IRS would treat such a transfer as taxable where the deceased Investor's share of liabilities exceeds his or her pre-death basis in his or her Investor Shares. The deceased Investor's transferee will get a basis in the Investor Shares equal to their fair market value at death (or, in certain circumstances, on the date six (6) months after death), increased by the transferee's share of liabilities. For this purpose, the fair market value will not include the decedent's share of Company taxable income to the extent attributable to the pre-death portion of the taxable year.

Treatment of Distributions

Upon the receipt of any distribution or cash or other property, including a distribution in liquidation of the Company, an Investor generally will recognize income only to the extent that the amount of cash and marketable securities he, she, or it receives exceeds his, her, or its basis in the Investor Shares. Any such gain generally will be considered as gain from the sale of the Investor Shares.

Alternative Minimum Tax

The Code imposes an alternative minimum tax on individuals and corporations. Certain items of the Company's income and loss may be required to be taken into account in determining the alternative minimum tax liability of Investors.

Taxable Year

The Company will report its income and losses using the calendar year. In general, each Investor will report his, her, or its share of income and losses for the taxable year of such Investor that includes December 31st; *i.e.*, the calendar year for individuals and other Investors using the calendar year.

Section 754 Election

The Company may, but is not required to, make an election under Code §754 on the sale of Investor Shares or the death of an Investor. The result of such an election is to increase or decrease the tax basis of the Company's assets for purposes of allocations made to the buyer or beneficiary that would, in turn, affect depreciation deductions and gain or loss on sale, among other items.

Unrelated Business Taxable Income for Tax-Exempt Investors

A church, charity, pension fund, or other entity that is otherwise exempt from Federal income tax must nevertheless pay tax on "unrelated business taxable income." In general, interest and gains from the sale of property (other than inventory) are not treated as unrelated business taxable income. However, interest and gains from property that was acquired in whole or in part with the proceeds of indebtedness may be treated as unrelated business taxable income. Because the Company intends to borrow money to acquire the project and may borrow additional funds in the future, some of the income of the Company could be subject to tax in the hands of tax-exempt entities.

Tax Returns and Tax Information; Audits; Penalties; Interest

The Company will furnish each Investor with the information needed to be included in his, her, or its Federal income tax returns. Each Investor is personally responsible for preparing and filing all personal tax returns that may be required as a result of his, her, or its purchase (or ownership) of Investor Shares. The Company's tax returns will be prepared by accountants selected by the Company.

If the Company's tax returns are audited, it is possible that substantial legal and accounting fees will have to be paid to substantiate the Company's reporting position on its returns and such fees would reduce the cash otherwise distributable to Investors. Such an audit may also result in adjustments to the Company's tax returns, which adjustments, in turn, would require an adjustment to each Investor's personal tax return. An audit of the Company's tax returns may also result in an audit of non-Company items on each Investor's personal tax returns, which could result in adjustments to such items. The Company is not obligated to contest adjustments proposed by the IRS.

Each Investor must either report Company items on his, her, or its tax return consistent with the treatment on the Company's information return or file a statement with his, her, or its tax return identifying and explaining the inconsistency. Otherwise, the IRS may treat such inconsistency as a computational error and re-compute and assess the tax without the usual procedural protections applicable to Federal income tax deficiency proceedings.

The Manager will be treated as the "tax matters partner" of the Company and will generally control all proceedings with the IRS.

The Code imposes interest and a variety of potential penalties on underpayments of tax.

Other Tax Consequences

The foregoing discussion addresses only selected issues involving Federal income taxes, and does not address the impact of other taxes on an investment in the Company, including Federal estate, gift, or generation-skipping taxes, or State and local income or inheritance taxes. Prospective Investors should consult their own tax advisors with respect to such matters.

Potential Tax Benefits of Qualified Opportunity Zone Funds

Investing in a QOZF can allow a taxpayer to defer and possibly avoid Federal income taxes on capital gains.

a) <u>Level One Savings</u>: A taxpayer who realizes a capital gain and invests an amount equal to the gain in a QOZF within 180 days can defer recognizing (and thus paying tax on) the gain until the earlier of (i) the date the taxpayer sells his or her interest in the QOZF, or (ii) <u>December 31, 2026</u>.

b) <u>Level Two Savings</u>: If the taxpayer holds his or her investment in the QOZF for at least five years, he or she can increase his or her tax basis in the QOZF by 10% of the gain deferred, further reducing his or her tax bill.

c) <u>Level Three Savings</u>: If the taxpayer holds the QOZF for at least 10 years, he or she pays no capital gain tax on the appreciation in the QOZF.

NOTE: As described above, the potential tax benefits associated with investing in a QOZF *depend on the individual tax circumstances of the investor*. Consult with your personal tax advisors before investing.

EXHIBIT H: FINANCIAL STATEMENTS



1352 Pittsburgh Road   Valencia, PA 16059   *p:* 724-898-2370   *f:* 724-898-4537   adjustingentries.com

Independent Accountant's Review Report

TREND Walbrook Junction Investors LLC

We have reviewed the accompanying financial statements of TREND Walbrook Junction Investors LLC which comprise the Balance Sheet—tax basis as December 23, 2020, and the related statements of Profit and Loss—tax basis, and Statement of Cash Flows—tax basis as of December 23, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to the partners' financial data and making inquiries of partnership management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion. We are aware that this report is being used by TREND Walbrook Junction Investors LLC as part of their offering disclosure.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the basis of accounting the Partnership uses for income tax purposes; this includes determining that the basis of accounting the company uses for income tax purposes is an acceptable basis for the preparation of financial statements in the circumstances. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with the basis of accounting the Partnership uses for income tax purposes. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the basis of accounting the Partnership uses for income tax purposes.

Basis of Accounting

The financial statements are prepared in accordance with the basis of accounting the Partnership uses for income tax purposes, which is a basis of accounting other than accounting principles generally accepted in the United States of America. The Partnership uses the cash basis of accounting for income tax purposes. Our conclusion is not modified with respect to this matter.

Denise Raidna

Denise Raidna, CPA
Adjusting Entries
Valencia PA
January 2, 2021

TREND Walbrook Junction Investors LLC
Income Statement - Tax Basis
As of December 23, 2020

(Unaudited)

INCOME	$0.00
TOTAL INCOME	**$0.00**
EXPENSES	$0.00
TOTAL EXPENSES	$0.00
NET INCOME	**$0.00**

TREND Walbrook Junction Investors LLC
Balance Sheet - Tax Basis
As of December 23, 2020

(Unaudited)

ASSETS
Current Assets	$0.00
Fixed Assets	$0.00
Other Assets	$0.00
TOTAL ASSETS	**$0.00**

LIABILITIES AND EQUITY
Laibilities	
Current Liabilities	$0.00
Long-term Liabilitieis	$0.00
Total Liabilities	$0.00
Equity	
Opening balance	$0.00
Captial Contributions	$0.00
Net Income	$0.00
Total Equity	$0.00
TOTAL LIABILITIEIS AND EQUITY	**$0.00**

TREND Walbrook Junction Investors LLC
Statement of Cash Flows - Tax Basis
As of December 23, 2020

(Unaudited)

OPERATING ACTIVITIES

Net Income	$0.00
Adjustments to reconcile to Net Cash	$0.00
Net Cash provided by operating activities	**$0.00**

INVESTING ACTIVITIES

Net Cash provided by investing activities	$0.00

FINANCING ACTIVITIES

Net Cash provided by financing activities	$0.00
NET CASH FOR PERIOD	**$0.00**
CASH AT BEGINNING OF PERIOD	$0.00
CASH AT END OF PERIOD	**$0.00**

TREND Walbrook Junction Investors LLC
Notes to the Financial Statements
As of December 23, 2020

(Unaudited)

Note 1 Organization

The Company was incorporated on December 21, 2020 pursuant to the Limited Liability Company Act of the State
of Delaware. The purpose of the company is to purchase and operate the Walbrook Junction Shopping Center at
at 3411-3425 Clifton Avenue, Baltimore Maryland. In carrying on it's business, the company may enter into
contracts, incur indebetedness, sell, lease, or encoumber any or all of its property.

Note 2 Income Taxes

The Company has elected to be treated as a Partnership for Federal and Maryland income tax purposes.
As such the Company will generally not pay income taxes as the taxable income is passed through to the partners
where it is reported and taxed at the partners individual tax rate. Federal and Maryland income tax
returns have not been filed as they are not required to be filed until the fifteenth day of the third month
following the fiscal year end of December 31, 2020.

EXHIBIT I: BAD ACTOR REPORTS

 

1. Name of covered person: Lyneir Richardson
2. Date: December 29, 2020

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Lyneir Richardson is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. 　　**Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. 　　**Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. 　　**Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. 　　**Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. 　　**Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.



1. Name of covered person: Robert Weissbourd
2. Date: December 29, 2020

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that Robert Weissbourd is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

> **Important information**: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.




1. Name of covered person: TREND Walbrook Junction Investors LLC
2. Date: December 29, 2020

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that TREND Walbrook Junction Investors LLC is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✔
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✔
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✔
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✔
Other Information: Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✔

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.



1. Name of covered person: The Chicago TREND Corporation
2. Date: December 29, 2020

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary: Our investigation revealed that The Chicago TREND Corporation is likely: **Not disqualified**	✅
Criminal Convictions: Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a criminal conviction was found.	✅
Civil Orders, Judgments, and Decrees: Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details**: No information indicating a civil order, judgment, or decree was found.	✅
Regulatory Authority Orders: Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details**: No information indicating a regulatory order was found.	✅
SEC Regulated Person Orders: Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details**: No information indicating a regulated person order was found.	✅



SEC Cease-and-Desist Orders: Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details**: No information indicating a SEC cease-and-desist order was found.	✅
Self-Regulatory Organization Orders: Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details**: No information indicating a self-regulatory organization order was found.	✅
SEC Stop Orders: Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details**: No information indicating a SEC stop order was found.	✅
USPO Orders: United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details**: No information indicating a USPO order was found.	✅
Other Information: Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** No derogatory other information was found.	✅

Important information: Bad Actor Report by CrowdCheck is provided as a tool to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure. While the search conducted by CrowdCheck is robust, CrowdCheck does not guarantee that the search will identify all disqualifying events. A more complete search would only be possible with expensive in-person investigation, and would be affected by the locations in which the subject person had lived. Additionally, false positives may occur due to similarity in names of individuals that will require further efforts on the part of the issuer and intermediary. CrowdCheck only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The results of the Bad Actor Report do not constitute legal advice or investment advice of any kind. By using the Bad Actor Report by CrowdCheck, you agree to hold CrowdCheck harmless from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report.

EXHIBIT J: DEMOGRAPHIC REPORT

Report on following pages.

Datastory

Market Profile

3427 Clifton Ave, Baltimore, Maryland, 21216 2
3427 Clifton Ave, Baltimore, Maryland, 21216
Rings: 1, 2, 3 mile radii

Prepared by Esri
Latitude: 39.31090
Longitude: -76.67442

	1 mile	2 miles	3 miles
Population Summary			
2000 Total Population	29,095	119,782	254,391
2010 Total Population	25,554	105,819	232,271
2020 Total Population	23,816	99,105	221,448
2020 Group Quarters	424	1,832	5,156
2025 Total Population	22,700	95,716	216,191
2020-2025 Annual Rate	-0.96%	-0.69%	-0.48%
2020 Total Daytime Population	19,413	85,364	210,232
Workers	5,338	24,703	81,894
Residents	14,075	60,661	128,338
Household Summary			
2000 Households	10,709	45,026	99,204
2000 Average Household Size	2.70	2.63	2.52
2010 Households	9,277	39,946	92,124
2010 Average Household Size	2.71	2.60	2.47
2020 Households	8,600	37,297	88,032
2020 Average Household Size	2.72	2.61	2.46
2025 Households	8,162	35,906	85,675
2025 Average Household Size	2.73	2.61	2.46
2020-2025 Annual Rate	-1.04%	-0.76%	-0.54%
2010 Families	5,941	24,728	52,466
2010 Average Family Size	3.34	3.27	3.20
2020 Families	5,499	23,089	49,680
2020 Average Family Size	3.36	3.28	3.21
2025 Families	5,229	22,290	48,377
2025 Average Family Size	3.37	3.28	3.21
2020-2025 Annual Rate	-1.00%	-0.70%	-0.53%
Housing Unit Summary			
2000 Housing Units	12,330	52,985	116,953
Owner Occupied Housing Units	49.4%	43.8%	41.1%
Renter Occupied Housing Units	37.5%	41.2%	43.8%
Vacant Housing Units	13.1%	15.0%	15.2%
2010 Housing Units	11,699	50,243	113,442
Owner Occupied Housing Units	42.2%	38.8%	37.8%
Renter Occupied Housing Units	37.1%	40.7%	43.4%
Vacant Housing Units	20.7%	20.5%	18.8%
2020 Housing Units	10,967	47,374	109,674
Owner Occupied Housing Units	43.3%	40.0%	38.6%
Renter Occupied Housing Units	35.1%	38.7%	41.7%
Vacant Housing Units	21.6%	21.3%	19.7%
2025 Housing Units	10,599	46,291	108,317
Owner Occupied Housing Units	43.1%	40.4%	38.3%
Renter Occupied Housing Units	33.9%	37.2%	40.8%
Vacant Housing Units	23.0%	22.4%	20.9%
Median Household Income			
2020	$42,074	$40,038	$42,974
2025	$43,532	$41,573	$44,799
Median Home Value			
2020	$106,476	$111,096	$143,850
2025	$119,335	$128,954	$169,352
Per Capita Income			
2020	$21,293	$21,128	$24,666
2025	$22,708	$22,777	$26,581
Median Age			
2010	37.0	38.2	37.1
2020	38.5	39.6	38.8
2025	39.7	40.8	39.9

Data Note: Household population includes persons not residing in group quarters. Average Household Size is the household population divided by total households. Persons in families include the householder and persons related to the householder by birth, marriage, or adoption. Per Capita Income represents the income received by all persons aged 15 years and over divided by the total population.

Source: U.S. Census Bureau, Census 2010 Summary File 1. Esri forecasts for 2020 and 2025 Esri converted Census 2000 data into 2010 geography.

December 16, 2020

3427 Clifton Ave, Baltimore, Maryland, 21216 2
3427 Clifton Ave, Baltimore, Maryland, 21216
Rings: 1, 2, 3 mile radii

Prepared by Esri
Latitude: 39.31090
Longitude: -76.67442

	1 mile	2 miles	3 miles
2020 Households by Income			
Household Income Base	8,600	37,297	88,032
<$15,000	17.6%	21.2%	21.5%
$15,000 - $24,999	11.5%	11.6%	10.7%
$25,000 - $34,999	12.5%	10.8%	9.4%
$35,000 - $49,999	15.4%	15.5%	13.8%
$50,000 - $74,999	19.4%	16.9%	16.8%
$75,000 - $99,999	9.9%	10.4%	10.6%
$100,000 - $149,999	9.1%	8.7%	10.5%
$150,000 - $199,999	2.3%	3.0%	3.6%
$200,000+	2.5%	2.0%	3.1%
Average Household Income	$58,120	$55,921	$61,697
2025 Households by Income			
Household Income Base	8,162	35,906	85,675
<$15,000	17.1%	20.5%	20.8%
$15,000 - $24,999	10.9%	11.0%	10.2%
$25,000 - $34,999	11.9%	10.4%	9.1%
$35,000 - $49,999	15.5%	15.6%	13.8%
$50,000 - $74,999	19.4%	16.8%	16.7%
$75,000 - $99,999	10.3%	10.7%	10.8%
$100,000 - $149,999	9.7%	9.2%	11.0%
$150,000 - $199,999	2.5%	3.5%	4.1%
$200,000+	2.7%	2.4%	3.4%
Average Household Income	$62,302	$60,480	$66,701
2020 Owner Occupied Housing Units by Value			
Total	4,746	18,946	42,316
<$50,000	10.8%	11.7%	9.1%
$50,000 - $99,999	36.2%	33.3%	22.7%
$100,000 - $149,999	23.3%	22.5%	20.8%
$150,000 - $199,999	10.5%	11.3%	15.7%
$200,000 - $249,999	7.5%	6.4%	10.8%
$250,000 - $299,999	3.4%	5.0%	8.0%
$300,000 - $399,999	4.6%	4.5%	6.5%
$400,000 - $499,999	1.2%	2.3%	2.8%
$500,000 - $749,999	1.0%	1.4%	2.3%
$750,000 - $999,999	1.0%	0.4%	0.6%
$1,000,000 - $1,499,999	0.0%	0.8%	0.5%
$1,500,000 - $1,999,999	0.0%	0.0%	0.1%
$2,000,000 +	0.5%	0.3%	0.3%
Average Home Value	$150,985	$159,963	$187,518
2025 Owner Occupied Housing Units by Value			
Total	4,570	18,698	41,506
<$50,000	12.6%	11.9%	9.6%
$50,000 - $99,999	30.7%	26.6%	18.3%
$100,000 - $149,999	17.3%	19.7%	17.1%
$150,000 - $199,999	10.8%	11.1%	12.9%
$200,000 - $249,999	10.6%	8.0%	10.1%
$250,000 - $299,999	4.1%	5.8%	10.1%
$300,000 - $399,999	7.4%	6.9%	9.9%
$400,000 - $499,999	2.2%	4.6%	5.2%
$500,000 - $749,999	2.6%	3.0%	4.5%
$750,000 - $999,999	1.1%	0.8%	1.0%
$1,000,000 - $1,499,999	0.0%	1.1%	0.7%
$1,500,000 - $1,999,999	0.0%	0.0%	0.1%
$2,000,000 +	0.5%	0.4%	0.4%
Average Home Value	$175,739	$194,212	$224,754

Data Note: Income represents the preceding year, expressed in current dollars. Household income includes wage and salary earnings, interest dividends, net rents, pensions, SSI and welfare payments, child support, and alimony.
Source: U.S. Census Bureau, Census 2010 Summary File 1. Esri forecasts for 2020 and 2025 Esri converted Census 2000 data into 2010 geography.

December 16, 2020

3427 Clifton Ave, Baltimore, Maryland, 21216 2
3427 Clifton Ave, Baltimore, Maryland, 21216
Rings: 1, 2, 3 mile radii

Prepared by Esri
Latitude: 39.31090
Longitude: -76.67442

	1 mile	2 miles	3 miles
2010 Population by Age			
Total	25,551	105,818	232,270
0 - 4	6.9%	6.7%	6.7%
5 - 9	6.3%	6.2%	6.1%
10 - 14	7.0%	6.6%	6.2%
15 - 24	16.2%	15.6%	15.2%
25 - 34	11.7%	11.7%	13.6%
35 - 44	11.0%	11.3%	11.9%
45 - 54	15.1%	15.6%	15.2%
55 - 64	12.0%	12.2%	11.8%
65 - 74	6.4%	7.0%	6.9%
75 - 84	5.0%	5.1%	4.6%
85 +	2.4%	2.1%	2.0%
18 +	75.1%	76.0%	76.9%
2020 Population by Age			
Total	23,817	99,106	221,448
0 - 4	6.3%	6.1%	5.9%
5 - 9	6.4%	6.3%	6.0%
10 - 14	6.5%	6.4%	6.0%
15 - 24	13.5%	12.6%	12.5%
25 - 34	13.4%	13.4%	14.9%
35 - 44	11.1%	10.9%	11.6%
45 - 54	11.8%	12.3%	12.0%
55 - 64	14.0%	14.4%	13.7%
65 - 74	9.8%	10.3%	10.0%
75 - 84	4.9%	5.1%	5.0%
85 +	2.5%	2.3%	2.4%
18 +	77.0%	77.6%	78.7%
2025 Population by Age			
Total	22,700	95,718	216,195
0 - 4	6.3%	6.1%	6.0%
5 - 9	6.1%	5.9%	5.7%
10 - 14	6.5%	6.3%	5.9%
15 - 24	13.1%	12.4%	12.3%
25 - 34	12.2%	12.1%	13.8%
35 - 44	12.1%	12.1%	12.6%
45 - 54	11.5%	11.5%	11.4%
55 - 64	12.9%	13.5%	12.8%
65 - 74	11.0%	11.5%	11.1%
75 - 84	6.0%	6.2%	6.1%
85 +	2.4%	2.3%	2.4%
18 +	77.2%	77.9%	79.0%
2010 Population by Sex			
Males	11,585	47,678	106,229
Females	13,969	58,141	126,042
2020 Population by Sex			
Males	10,792	44,666	101,254
Females	13,024	54,439	120,194
2025 Population by Sex			
Males	10,306	43,327	99,152
Females	12,394	52,389	117,039

Source: U.S. Census Bureau, Census 2010 Summary File 1. Esri forecasts for 2020 and 2025 Esri converted Census 2000 data into 2010 geography.

December 16, 2020

Market Profile

3427 Clifton Ave, Baltimore, Maryland, 21216 2   Prepared by Esri
3427 Clifton Ave, Baltimore, Maryland, 21216   Latitude: 39.31090
Rings: 1, 2, 3 mile radii   Longitude: -76.67442

	1 mile	2 miles	3 miles
2010 Population by Race/Ethnicity			
Total	25,554	105,820	232,271
White Alone	1.3%	2.6%	14.7%
Black Alone	96.6%	95.3%	81.4%
American Indian Alone	0.2%	0.2%	0.3%
Asian Alone	0.1%	0.2%	1.1%
Pacific Islander Alone	0.0%	0.0%	0.0%
Some Other Race Alone	0.3%	0.3%	0.7%
Two or More Races	1.5%	1.3%	1.7%
Hispanic Origin	1.0%	1.1%	1.8%
Diversity Index	8.5	11.1	34.0
2020 Population by Race/Ethnicity			
Total	23,815	99,105	221,448
White Alone	1.2%	2.7%	14.4%
Black Alone	96.4%	94.7%	80.8%
American Indian Alone	0.2%	0.2%	0.3%
Asian Alone	0.1%	0.3%	1.4%
Pacific Islander Alone	0.0%	0.0%	0.0%
Some Other Race Alone	0.3%	0.4%	0.9%
Two or More Races	1.7%	1.6%	2.1%
Hispanic Origin	1.3%	1.6%	2.6%
Diversity Index	9.6	13.0	36.0
2025 Population by Race/Ethnicity			
Total	22,700	95,715	216,191
White Alone	1.2%	3.2%	14.2%
Black Alone	96.2%	93.7%	80.4%
American Indian Alone	0.2%	0.3%	0.3%
Asian Alone	0.1%	0.4%	1.5%
Pacific Islander Alone	0.0%	0.0%	0.0%
Some Other Race Alone	0.4%	0.6%	1.1%
Two or More Races	1.9%	1.8%	2.4%
Hispanic Origin	1.6%	2.1%	3.3%
Diversity Index	10.4	15.8	37.6
2010 Population by Relationship and Household Type			
Total	25,554	105,819	232,271
In Households	98.4%	98.3%	97.8%
In Family Households	81.9%	80.5%	76.2%
Householder	23.5%	23.3%	22.6%
Spouse	7.4%	7.5%	8.4%
Child	37.6%	36.9%	34.0%
Other relative	9.1%	8.6%	7.3%
Nonrelative	4.3%	4.2%	3.9%
In Nonfamily Households	16.5%	17.8%	21.6%
In Group Quarters	1.6%	1.7%	2.2%
Institutionalized Population	0.2%	0.7%	1.1%
Noninstitutionalized Population	1.4%	1.0%	1.1%

Data Note: Persons of Hispanic Origin may be of any race. The Diversity Index measures the probability that two people from the same area will be from different race/ethnic groups.
Source: U.S. Census Bureau, Census 2010 Summary File 1. Esri forecasts for 2020 and 2025 Esri converted Census 2000 data into 2010 geography.

December 16, 2020

Datastory

Market Profile

3427 Clifton Ave, Baltimore, Maryland, 21216 2
3427 Clifton Ave, Baltimore, Maryland, 21216
Rings: 1, 2, 3 mile radii

Prepared by Esri
Latitude: 39.31090
Longitude: -76.67442

	1 mile	2 miles	3 miles
2020 Population 25+ by Educational Attainment			
Total	16,038	67,966	154,056
Less than 9th Grade	2.6%	4.3%	4.4%
9th - 12th Grade, No Diploma	10.7%	12.2%	12.0%
High School Graduate	31.5%	31.4%	27.9%
GED/Alternative Credential	8.9%	6.1%	5.6%
Some College, No Degree	22.9%	24.3%	22.1%
Associate Degree	5.3%	6.0%	5.5%
Bachelor's Degree	11.6%	9.5%	12.3%
Graduate/Professional Degree	6.4%	6.2%	10.2%
2020 Population 15+ by Marital Status			
Total	19,242	80,465	181,663
Never Married	56.7%	54.7%	52.8%
Married	26.2%	25.2%	27.6%
Widowed	6.9%	7.9%	7.2%
Divorced	10.3%	12.2%	12.5%
2020 Civilian Population 16+ in Labor Force			
Civilian Population 16+	11,700	46,300	110,171
Population 16+ Employed	84.4%	84.0%	85.3%
Population 16+ Unemployment rate	15.6%	16.0%	14.7%
Population 16-24 Employed	12.6%	12.4%	12.0%
Population 16-24 Unemployment rate	28.8%	28.8%	26.4%
Population 25-54 Employed	61.8%	64.0%	65.1%
Population 25-54 Unemployment rate	14.3%	14.1%	13.0%
Population 55-64 Employed	17.0%	16.4%	15.6%
Population 55-64 Unemployment rate	10.8%	13.6%	12.8%
Population 65+ Employed	8.6%	7.2%	7.3%
Population 65+ Unemployment rate	9.6%	11.9%	10.8%
2020 Employed Population 16+ by Industry			
Total	9,878	38,905	94,022
Agriculture/Mining	0.1%	0.1%	0.1%
Construction	3.3%	4.0%	4.5%
Manufacturing	2.9%	4.4%	4.7%
Wholesale Trade	1.4%	1.3%	1.4%
Retail Trade	8.3%	9.0%	8.6%
Transportation/Utilities	9.1%	7.8%	7.1%
Information	0.8%	1.0%	1.5%
Finance/Insurance/Real Estate	4.8%	4.5%	4.7%
Services	60.3%	57.5%	58.0%
Public Administration	9.1%	10.4%	9.4%
2020 Employed Population 16+ by Occupation			
Total	9,876	38,902	94,025
White Collar	51.4%	52.2%	58.1%
Management/Business/Financial	10.0%	9.5%	11.2%
Professional	17.7%	17.5%	22.9%
Sales	7.0%	6.9%	7.3%
Administrative Support	16.7%	18.3%	16.7%
Services	28.5%	28.0%	24.1%
Blue Collar	20.1%	19.8%	17.8%
Farming/Forestry/Fishing	0.0%	0.0%	0.0%
Construction/Extraction	3.3%	3.3%	3.4%
Installation/Maintenance/Repair	2.2%	2.4%	2.2%
Production	3.3%	3.7%	3.5%
Transportation/Material Moving	11.3%	10.4%	8.7%

Source: U.S. Census Bureau, Census 2010 Summary File 1. Esri forecasts for 2020 and 2025 Esri converted Census 2000 data into 2010 geography.

December 16, 2020

3427 Clifton Ave, Baltimore, Maryland, 21216 2
3427 Clifton Ave, Baltimore, Maryland, 21216
Rings: 1, 2, 3 mile radii

	1 mile	2 miles	3 miles
2010 Households by Type			
Total	9,277	39,947	92,125
Households with 1 Person	30.0%	31.7%	35.1%
Households with 2+ People	70.0%	68.3%	64.9%
Family Households	64.0%	61.9%	57.0%
Husband-wife Families	20.1%	19.8%	21.3%
With Related Children	7.8%	8.0%	8.6%
Other Family (No Spouse Present)	43.9%	42.1%	35.7%
Other Family with Male Householder	7.5%	7.4%	6.5%
With Related Children	3.3%	3.4%	3.2%
Other Family with Female Householder	36.4%	34.7%	29.1%
With Related Children	22.6%	21.4%	18.6%
Nonfamily Households	6.0%	6.4%	8.0%
All Households with Children	34.4%	33.4%	31.0%
Multigenerational Households	10.8%	10.3%	8.3%
Unmarried Partner Households	8.3%	8.3%	8.5%
Male-female	7.5%	7.5%	7.6%
Same-sex	0.8%	0.8%	1.0%
2010 Households by Size			
Total	9,278	39,947	92,124
1 Person Household	30.0%	31.7%	35.1%
2 Person Household	26.5%	26.4%	27.0%
3 Person Household	17.7%	17.2%	16.2%
4 Person Household	11.5%	11.4%	10.5%
5 Person Household	7.3%	6.9%	5.8%
6 Person Household	3.4%	3.1%	2.8%
7 + Person Household	3.5%	3.3%	2.6%
2010 Households by Tenure and Mortgage Status			
Total	9,277	39,946	92,124
Owner Occupied	53.3%	48.8%	46.5%
Owned with a Mortgage/Loan	36.8%	34.0%	34.4%
Owned Free and Clear	16.5%	14.8%	12.1%
Renter Occupied	46.7%	51.2%	53.5%
2020 Affordability, Mortgage and Wealth			
Housing Affordability Index	189	174	147
Percent of Income for Mortgage	10.6%	11.6%	14.0%
Wealth Index	51	47	51
2010 Housing Units By Urban/ Rural Status			
Total Housing Units	11,699	50,243	113,442
Housing Units Inside Urbanized Area	100.0%	100.0%	100.0%
Housing Units Inside Urbanized Cluster	0.0%	0.0%	0.0%
Rural Housing Units	0.0%	0.0%	0.0%
2010 Population By Urban/ Rural Status			
Total Population	25,554	105,819	232,271
Population Inside Urbanized Area	100.0%	100.0%	100.0%
Population Inside Urbanized Cluster	0.0%	0.0%	0.0%
Rural Population	0.0%	0.0%	0.0%

Data Note: Households with children include any households with people under age 18, related or not. Multigenerational households are families with 3 or more parent-child relationships. Unmarried partner households are usually classified as nonfamily households unless there is another member of the household related to the householder. Multigenerational and unmarried partner households are reported only to the tract level. Esri estimated block group data, which is used to estimate polygons or non-standard geography.
Source: U.S. Census Bureau, Census 2010 Summary File 1. Esri forecasts for 2020 and 2025 Esri converted Census 2000 data into 2010 geography.

December 16, 2020

Market Profile

3427 Clifton Ave, Baltimore, Maryland, 21216 2
3427 Clifton Ave, Baltimore, Maryland, 21216
Rings: 1, 2, 3 mile radii

Prepared by Esri
Latitude: 39.31090
Longitude: -76.67442

	1 mile	2 miles	3 miles
Top 3 Tapestry Segments			
1.	Modest Income Homes (12D)	Modest Income Homes (12D)	Modest Income Homes (12D)
2.	Family Foundations (12A)	Family Foundations (12A)	Family Foundations (12A)
3.	City Commons (11E)	City Commons (11E)	City Commons (11E)
2020 Consumer Spending			
Apparel & Services: Total $	$12,264,555	$51,077,253	$133,793,819
Average Spent	$1,426.11	$1,369.47	$1,519.83
Spending Potential Index	66	64	71
Education: Total $	$9,688,579	$39,982,651	$106,755,827
Average Spent	$1,126.58	$1,072.01	$1,212.69
Spending Potential Index	63	60	68
Entertainment/Recreation: Total $	$18,053,326	$75,311,533	$195,057,146
Average Spent	$2,099.22	$2,019.24	$2,215.75
Spending Potential Index	65	62	68
Food at Home: Total $	$31,085,953	$130,064,946	$336,258,136
Average Spent	$3,614.65	$3,487.28	$3,819.73
Spending Potential Index	68	65	72
Food Away from Home: Total $	$21,351,884	$89,278,179	$232,965,975
Average Spent	$2,482.78	$2,393.71	$2,646.38
Spending Potential Index	66	63	70
Health Care: Total $	$33,521,483	$140,495,488	$355,387,938
Average Spent	$3,897.85	$3,766.94	$4,037.03
Spending Potential Index	68	66	70
HH Furnishings & Equipment: Total $	$12,213,651	$50,978,955	$131,922,886
Average Spent	$1,420.19	$1,366.84	$1,498.58
Spending Potential Index	65	63	69
Personal Care Products & Services: Total $	$5,260,456	$22,021,673	$57,181,329
Average Spent	$611.68	$590.44	$649.55
Spending Potential Index	67	64	71
Shelter: Total $	$107,931,528	$451,650,130	$1,194,571,127
Average Spent	$12,550.18	$12,109.56	$13,569.74
Spending Potential Index	65	63	70
Support Payments/Cash Contributions/Gifts in Kind: Total $	$12,533,660	$52,693,940	$135,279,443
Average Spent	$1,457.40	$1,412.82	$1,536.71
Spending Potential Index	62	60	66
Travel: Total $	$12,439,878	$51,714,053	$136,631,835
Average Spent	$1,446.50	$1,386.55	$1,552.07
Spending Potential Index	60	58	64
Vehicle Maintenance & Repairs: Total $	$6,591,799	$27,788,170	$72,265,104
Average Spent	$766.49	$745.05	$820.90
Spending Potential Index	66	64	71

Data Note: Consumer spending shows the amount spent on a variety of goods and services by households that reside in the area. Expenditures are shown by broad budget categories that are not mutually exclusive. Consumer spending does not equal business revenue. Total and Average Amount Spent Per Household represent annual figures. The Spending Potential Index represents the amount spent in the area relative to a national average of 100.
Source: Consumer Spending data are derived from the 2017 and 2018 Consumer Expenditure Surveys, Bureau of Labor Statistics. Esri.
Source: U.S. Census Bureau, Census 2010 Summary File 1. Esri forecasts for 2020 and 2025 Esri converted Census 2000 data into 2010 geography.

December 16, 2020